FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding 1st Quarter Fiscal Year 2011 earnings release

Item 1

Cosan Limited

Condensed Consolidated Financial Statements

 For the three-month periods ended June 30, 2010 and 2009

COSAN LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited and subsidiaries as of June 30, 2010, the related condensed consolidated statements of operations and cash flows for the three-month periods ended June 30, 2010 and 2009 and the condensed consolidated statement of shareholders’ equity and comprehensive income (loss) for the three-month period ended June 30, 2010. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited and subsidiaries as of March 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
August 12, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

Condensed consolidated balance sheets
June 30, 2010 and March 2010
(In thousands of U.S. dollars, except share data)

	(Unaudited) June 30, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	601,388	623,675
Restricted cash	28,462	25,251
Derivative financial instruments	80,215	129,456
Trade accounts receivable, less allowances: June 30, 2010 – $31,206; March 31, 2010 – $32,144	343,673	430,328
Inventories	795,814	587,720
Advances to suppliers	179,557	132,258
Taxes recoverable	197,266	184,090
Other current assets	66,555	49,155
	2,292,930	2,161,933

Property, plant, and equipment, net	4,205,286	4,146,499
Goodwill	1,361,800	1,362,071
Intangible assets, net	582,247	602,263
Accounts receivable from Federal Government	186,663	187,385
Judicial deposits	93,739	94,083
Other non-current assets	467,491	440,672
	6,897,226	6,832,973
Total assets	9,190,156	8,994,906

2

	(Unaudited) June 30, 2010	March 31, 2010
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	397,924	320,044
Taxes payable	109,548	121,203
Salaries payable	122,058	79,497
Current portion of long-term debt	498,576	471,061
Derivative financial instruments	20,781	43,067
Dividends payable	24,414	24,696
Other current liabilities	173,522	111,971
	1,346,823	1,171,539

Long-term liabilities:
Long-term debt	2,917,580	2,845,667
Estimated liability for legal proceedings and labor claims	297,743	294,605
Taxes payable	380,702	381,805
Deferred income taxes	403,241	408,832
Other long-term liabilities	205,264	209,402
	4,204,530	4,140,311

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding	1,743	1,743
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,932,294	1,932,117
Accumulated other comprehensive loss	149,386	167,103
Retained earnings (accumulated losses)	230,330	242,264
Equity attributable to shareholders of Cosan Ltd	2,314,716	2,344,190
Equity attributable to noncontrolling interests	1,324,087	1,338,866
Total shareholders’ equity	3,638,803	3,683,056
Total liabilities and shareholders’ equity	9,190,156	8,994,906

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

Condensed consolidated statements of operations
Three-month periods ended June 30, 2010 and 2009
(In thousands of U.S. dollars, except share data)
(Unaudited)

	June 30, 2010	June30, 2009
Net sales	2,233,840	1,720,270
Cost of goods sold	(1,994,462)	(1,561,430)
Gross profit	239,378	158,840
Selling expenses	(122,709)	(102,072)
General and administrative expenses	(68,301)	(7,903)
Operating income	48,368	48,865
Other income (expenses):
Financial income	38,792	153,262
Financial expenses	(101,065)	62,472
Other	(133)	(7,927)

(Loss) income before income taxes and equity in income (loss) of affiliates	(14,038)	256,672
Income taxes expense	(1,242)	(76,543)

(Loss) income before equity in income of affiliates	(15,280)	180,129
Equity in income (loss) of affiliates	553	(1,713)

Net (loss) income	(14,727)	178,416
Less net income (loss) attributable to noncontrolling interests	2,793	(55,795)
Net (loss) income attributable to Cosan Ltd	(11,934)	122,621

Per-share amounts attributable to Cosan Ltd
Earnings (loss) from continuing operations
Basic and diluted	(0.04)	0.50

Weighted number of shares outstanding
Basic and diluted	270,687,385	246,868,311

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

Condensed consolidated statements of shareholders’ equity and comprehensive income (loss)
Three-month period ended June 30, 2010
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Common stock
	Common number of class A Shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ equity
Balances at March 30, 2010	174,355,341	96,332,044	1,743	963	1,932,117	242,264	167,103	1,338,866	3,683,056

Share based compensation	-	-	-	-	177	-	-	107	284
Net loss	-	-	-	-	-	(11,934)	-	(2,793)	(14,727)
Pension plan	-	-	-	-	-	-	(321)	(194)	(515)
Effective portion of gains/losses on derivative instrument that qualifies as a cash flow hedge	-	-	-	-	-	-	6,927	4,198	11,125
Currency translation adjustment							(24,323)	(16,097)	(40,420)
Total comprehensive loss									(44,537)

Balances at June 30, 2010	174,355,341	96,332,044	1,743	963	1,932,294	230,330	149,386	1,324,087	3,638,803

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

Condensed consolidated statements of cash flows
Three-month periods ended June 30, 2010 and 2009
(In thousands of U.S. dollars)
(Unaudited)

	June 30, 2010	June 30, 2009
Cash flow from operating activities:
Net (loss) income attributable to Cosan Limited	(11,934)	122,621
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	145,303	99,330
Deferred income taxes	(5,288)	66,627
Interest, monetary and exchange variation	72,343	(136,329)
Net loss (income) attributable to noncontrolling interests	1,091	55,795
Others	11,464	12,219
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	85,072	56,541
Inventories	(157,992)	88,423
Advances to suppliers	(42,561)	(33,804)
Recoverable taxes	(11,826)	5,326
Trade accounts payable	81,518	24,065
Derivative financial instruments	67,709	(16,246)
Taxes payable	(16,119)	(29,270)
Other assets and liabilities, net	76,560	27,669
Net cash provided by operating activities	295,340	337,967

Cash flows from investing activities:
Restricted cash	(28,462)	(14,516)
Cash received from sales of permanent assets	-	60,325
Acquisition of investment	(2,080)	(2,050)
Acquisition of property, plant and equipment	(333,280)	(226,994)
Acquisitions, net of cash acquired	373	32,045
Net cash used in investing activities	(363,449)	(151,190)

Cash flows from financing activities:
Related parties	-	(62,184)
Additions of long-term debt	356,588	88,593
Payments of long-term debt	(311,767)	(69,222)
Net cash used in financing activities	44,821	(42,813)
Effect of exchange rate changes on cash and cash equivalents	1,001	23,512
Net increase (decrease) in cash and cash equivalents	(22,287)	167,476
Cash and cash equivalents at beginning of period	623,675	508,784
Cash and cash equivalents at end of period	601,388	676,260

Supplemental cash flow information
Cash paid during the period for:
Interest	47,094	22,063
Income tax	3,391	18,287

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for $10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell, had reached a non-binding memorandum of understanding, to form a joint venture for a combined 50/50 investment. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of $1,625 billion over a 2 year period. The closing of this transaction is dependent upon the conclusion of the negotiations. During the three-month period ended June 30, 2010, this association did not generate any accounting records.

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the three-month period ended June 30, 2010, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

These condensed consolidated financial statements should be read in conjunction with Cosan Ltd`s annual consolidated financial statements for the fiscal year ended March 31, 2010.

7

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

The accounts of Cosan and its subsidiaries are maintained in Brazilian reais, which is the functional currency.  The accounts have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.8015=US$ 1.00 at June 30, 2010 and R$1.7810=US$1.00 at March 31, 2010.

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c.	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

8

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

d.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Beginning April 1, 2010 Cosan recognized a portion of its derivative instruments as cash flow hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense or other comprehensive income when designated as a cash flow hedge. See note 12 for further detail.

3.	Inventories

	June 30, 2010	March 31, 2010
Finished goods:
Sugar	165,911	52,561
Ethanol	178,626 151,562	31,573 149,613
Lubricants and fuel (Gasoline, Diesel and Ethanol)
	496,099	233,747

Annual maintenance cost of growing crops	203,896	243,709
Others	95,819	110,264
	795,814	587,720

4.	Taxes payable

	June 30, 2010	March 31, 2010

ICMS – State VAT	21,059	27,623
IPI	8,559	3,582
INSS	13,328	13,414
PIS	2,608	4,564
COFINS	12,136	18,010
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	367,834	373,650
Income Tax and Social Contribution	52,564	50,471
Others	12,162	11,694
	490,250	503,008
Current liabilities	(109,548)	(121,203)
Long-term liabilities	380,702	381,805

9

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	June 30, 2010	March 31, 2010
Resolution No. 2471 (PESA)	IGP-M	3.9%	306,930	297,243
Senior notes due 2014	US Dollar	9.5%	362,838	354,433
Senior notes due 2017	US Dollar	7.0%	412,227	405,258
Perpetual notes	US Dollar	8.3%	455,668	455,820
BNDES	TJLP	3.6%	741,719	520,068
Credit notes	DI	2.4%	169,220	212,660
Credit notes	US Dollar	6.2%	101,076	102,656
Export Pre-payments	US Dollar	6.2%	495,805	547,230
Others	Various	Various	370,673	421,360
			3,416,156	3,316,728
Current liability			(498,576)	(471,061)
Long-term debt			2,917,580	2,845,667

Long-term debt has the following scheduled maturities:

2011	366,651
2012	361,359
2013	422,280
2014	206,532
2015	79,539
2016	479,036
2017	95,023
2018 and thereafter	907,159
2,917,580

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

10

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of June 30, 2010 and March 2010 amounted to $137,653 and $133,039, respectively, and are classified as other non-current assets.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, an indirect subsidiary of the Company, issued $400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Cosan Açucar e Álcool.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued $ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

11

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Cosan Açucar e Álcool.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes for the total amount of $530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 6.2%.

BNDES

Refers to the financing of cogeneration projects, as well as the financing of Jataí and Caarapó greenfields (sugar and ethanol mills). The BNDES financing is due from 2012 through 2025.

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At June 30, 2010, Cosan was in compliance with its debt covenants.

12

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	June 30, 2010	March 31, 2010
Rezende Barbosa S.A. Administração e Participações	48,262	48,889
Vertical UK LLP	18,035	8,403
Others	5,585	2,377
	71,882	59,669
Current (*)	(27,690)	(13,958)
Nuncurrent (*)	44,192	45,711

	Liabilities
	June 30, 2010	March 31, 2010
Rezende Barbosa S.A. Administração e Participações	60,948	-
Logispot Armazéns Gerais S.A.	4,161	6,313
Others	1,543	1,781
	66,652	8,094
Current (*)	(66,652)	(8,094)
Nuncurrent	-	-
(*) included in other current and non-current assets or liabilities

A receivable of $48,262 ($48,889 as of March 31, 2010) with Rezende Barbosa S.A. Administração e Participações related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, refers to ethanol trading, with an average maturity date of 30 days.

A payable of $60,948 with Rezende Barbosa S.A. Administração e Participações related to purchase of sugar cane. This amount is presented offset of credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The payable to Logispot is related to the remaining payment in connection with the interest acquired.

13

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties (Continued)

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method.  The condensed consolidated income statement includes the following amounts resulting from transactions with related parties:

	June 30, 2010	June 30, 2009
Transactions involving assets
Cash received due to the sale of finished products, services performed, and assets held, net of payments	(29,720)	(38,781)
Sale of finished products and services	-	146,986
Purchase of finished products and services	-	(146,986)
Sale of finished products and services in a subsidiary	42,676	35,386
Receivable added through acquisition of Nova América	-	71,061

Transactions involving liabilities
Payment of financial resources, net of funding	(4,510)	(1,809)
Purchase of sugar cane	63,449	-
Financial income/expenses	-	(30,885)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

At June 30 and March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares  (unaudited) of affiliated companies’ land and land of its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

14

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments

	June 30, 2010	March 31, 2010
Tax contingencies	174,837	173,924
Civil and labor contingencies	122,906	120,681
	297,743	294,605

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no significant effect compared to the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheets, amounting to $74,406 at June 30, 2010 ($94,083 at March 31, 2010) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

The major tax contingencies as of June 30, 2010 and March 31, 2010 are described as follows:

	June 30, 2010	March 31, 2010
Compensation with Finsocial	97,329	97,114
ICMS credits	44,105	33,824
PIS and Cofins	14,099	11,910
IPI – Federal VAT	4,686	4,692
Other	14,618	26,384
	174,837	173,924

15

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at March 31, 2010	294,605
Provision	7,494
Settlements	(1,004)
Foreign currency translation	(3,352)
Balance at June 30, 2010	297,743

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes rated as possible. These claims are broken down as follows:

	June 30, 2010	March 31, 2010
Withholding Income Tax	103,579	102,652
ICMS – State VAT	187,457	180,988
IAA - Sugar and Ethanol Institute	1,418	1,428
IPI - Federal Value-added tax	239,167	246,190
INSS	2,364	2,280
PIS and COFINS	80,567	80,604
Civil and labor	278,883	275,403
Other	72,733	66,134
	966,168	955,679

16

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At June 30, 2010, the receivable and corresponding lawyers’ fees totaled US$186,663 and US$22,399 (US$187,385 and US$22,486 at March 31, 2010), respectively.

9.	Income taxes

Income tax benefit (expense) attributable to income from operations for the three-month periods ended June 30, 2010 and 2009 consists of:

	June 30, 2010	June 30, 2009
Income taxes benefit (expense):
Current	(6,530)	(11,240)
Deferred	5,288	(65,303)
	(1,242)	(76,543)

17

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

9.	Income taxes (Continued)

Income taxes for the three-month periods ended June 30, 2010 and 2009 differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	June 30, 2010	June 30, 2009
Income (loss) before income taxes and equity in income (loss) of affiliates	(14,038)	256,678
Income tax benefit (expense) at statutory rate — 34%	4,773	(87,270)
Increase (reduction) in income taxes resulting from:
Nontaxable income of the Company	(1,400)	(971)
Equity in earnings of affiliates not subject to taxation	188	(582)
Tax loss on tax free entities	(1,856)	-
Nondeductible goodwill amortization	-	12,206
Nondeductible donations and contributions	(817)	(236)
Recognized granted options	(97)	(570)
Others	(2,033)	880
Income tax (expense) benefit	(1,242)	(76,543)

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows:

Balance at March 31, 2010	49,013
Accrued interest on unrecognized tax benefit	709
Settlements	-
Effect of foreign currency translation	(558)
Balance at June 30, 2010 (*)	49,164
(*) Recorded as taxes payable (long-term)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

18

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Shareholders’ equity

a.	Capital

As of June 30, 2010 and March 31, 2010, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

11.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan S.A. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, $123,596, which resulted in a gain of $47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan S.A. for a monthly fee. During the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases since then.

During the three-month period ended June 30, 2010, Cosan S.A. recognized d a gain of $939 related to this sale-leaseback transaction.

19

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Share-based compensation

Cosan offers a stock option plan to officers and employees. The plan authorizes the issue of up to 5% of the shares comprising Cosan’s share capital. The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.39	3.39	3.39
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	6.86	5.67	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

As of June 30, 2010, the amount of $1,360 related to the unrecognized compensation cost related to stock options is expected to be recognized in 3 months.

As of June 30, 2010 there were 653,976 options outstanding with a weighted-average exercise price of $3.39.

20

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments

a)	Risk management

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

On June 30 and March 31, 2010, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Price risk
Commodity derivatives
Future contracts	609,197	661,110	26,497	63,101
Options contracts	22,410	603,357	(1,831)	(6,586)
Swap contracts	-	56,594	-	607
			24,666	57,121

Exchange rate risk
Exchange rate derivative
Future contracts	317,325	1,180,829	1,537	264
Forward contracts	685,601	537,422	27,899	20,527
Options contracts	518,736	377,036	6,162	8,827
Swap contracts	178,753	180,810	-	-
			35,598	29,618

Interest rate risk
Interest derivative	287,977	291,291	(830)	(350)
			(830)	(350)
Total			59,434	86,389
Total Assets			80,215	129,456
Total Liabilities			(20,781)	(43,067)

21

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

b)	Price risk

This arises from the possibility of fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. IThe positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Price risk: price derivatives outstanding on June 30, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments designated in the cash flow hedge accounting

Swap	Sold	OTC	#11	Sep-10	90,728	16,598
Future	Sold	NYBOT	#11	Sep-10	82,819	7,059
Future	Sold	NYBOT	#11	Feb-11	68,355	2,231
Future	Sold	NYBOT	#11	Apr-11	23,093	2,300
Future	Sold	NYBOT	#11	Jun-11	86,411	2,145
Future	Sold	NYBOT	#11	Sep-11	52,284	22
						30,355

22

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

b)	Price risk (Continued)

Price risk: price derivatives outstanding on June 30, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments not designated in the cash flow hedge accounting

Future	Sold	LIFFE	White Sugar	Jul-10	14,385	(1,558)
Future	Sold	LIFFE	White Sugar	Sep-10	10,862	655
Future	Sold	NYBOT	#11	Sep-10	89,377	10,212
						9,309

Future	Purchased	NYBOT	#11	Sep-10	(4,225)	74
Future	Purchased	NYBOT	#11	Feb-11	(80,496)	(13,148)
Future	Purchased	NYBOT	#11	Apr-11	(1,930)	(79)
Future	Purchased	NYBOT	#11	Jun-11	(1,871)	(88)
						(13,241)

Future	Purchased	NYMEX	HO	Jul-10	(2,361)	74
						74

Call	Purchased	OTC	#11	Sep-10	(2,328)	77
Call	Purchased	OTC	#11	Sep-10	(2,460)	77
						154

Call	Sold	NYBOT/OTC	#11	Sep-10	4,283	(627)
Call	Sold	NYBOT/OTC	#11	Sep-10	3,734	(440)
Call	Sold	NYBOT/OTC	#11	Feb-11	3,022	(732)
Call	Sold	NYBOT	#11	Feb-11	451	(138)
Call	Sold	NYBOT	#11	Feb-11	160	(49)
						(1,985)

Put	Purchased	NYBOT/OTC	#11	Sep-10	3,759	2,823
Put	Purchased	NYBOT/OTC	#11	Sep-10	1,312	1,055
						3,878
Put	Sold	NYBOT/OTC	#11	Sep-10	(819)	(2,823)
Put	Sold	NYBOT/OTC	#11	Sep-10	(82)	(1,055)
						(3,878)
Total Commodities						24,666

23

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

c)	Foreign exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions open on June 30, 2010 of derivatives used to hedge exchange rates:

Foreign exchange risk: Exchange rate derivatives outstanding on June 30, 2010
Derivative	Purchased/ sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments designated in the cash flow hedge accounting

Forward	Sold	OTC/Cetip	NDF	Jul-10	53,733	3,469
Forward	Sold	OTC/Cetip	NDF	Aug-10	79,788	3,791
Forward	Sold	OTC/Cetip	NDF	Sep-10	5,640	527
Forward	Sold	OTC/Cetip	NDF	Sep-10	25,636	2,114
Forward	Sold	OTC/Cetip	NDF	Oct-10	81,851	5,843
Forward	Sold	OTC/Cetip	NDF	Dec-10	53,081	1,275
Forward	Sold	OTC/Cetip	NDF	Jan-11	49,659	2,504
Forward	Sold	OTC/Cetip	NDF	May-11	78,424	2,269
Forward	Sold	OTC/Cetip	NDF	Jul-11	55,121	407
Forward	Sold	OTC/Cetip	NDF	Aug-11	57,591	2,222
Forward	Sold	OTC/Cetip	NDF	Oct-11	145,079	3,479
						27,899
Derivative financial instruments not designated in the cash flow hedge accounting

Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Aug-10	152,879	573
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Dec-10	71,708	441
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Jul-11	189,260	1,177
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Aug-11	43,586	270
Future	Sold	BMFBovespa	Euro	Jul-10	8,445	(4)
						2,457
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	Dec-10	(51,220)	(315)
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	Jul-11	(97,334)	(605)
						(921)
Put Onshore	Purchased	BMFBovespa	Commercial U.S. dollar rate	Oct-10	485,706	5,393
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	Feb-11	23,748	424
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	Feb-11	9,281	346
						6,163
Total Exchange rate derivative						35,598

24

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

On June 30, 2010 and March 31, 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	June 30, 2010	March 31, 2010
Amounts pending foreign exchange closing	24,906	71,732
Overnight	28,254	28,338
Trade notes receivable - foreign	70,702	83,467
Senior Notes due in 2014	(362,838)	(354,433)
Senior Notes due in 2017	(411,589)	(404,589)
Perpetual bonds	(455,303)	(455,304)
Foreign currency-denominated loans	(203,316)	(269,066)
Export pre-payments	(499,090)	(550,552)
Restricted cash	28,462	25,251
Exchange exposure	(1,779,812)	(1,825,156)

d)	hedge accounting effects

The Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in shareholders´ equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss. When the hedged item affects the profit and loss, the gain or loss is recorded in the same line as the hedged item (in this case, sales revenue). On June 30, 2010, the impact recorded in equity and the periods in which they will affect the profit and loss are as follows:

25

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

			Expected period to affect P&L
Derivative	Market	Risk	2010/2011	2011/2012	Total

Future	OTC / NYBOT	#11	3,695	3,302	6,997
NDF	OTC/Cetip	USD	3,246	6,613	9,859
(-) Deferred income taxes			(2,360)	(3,371)	(5,731)
Total			4,581	6,544	11,125

The detail of the movement of the cash flow hedge gain or loss in other comprehensive income is as follows:

Cash flow hedges

Balance at March 31, 2010	-
Gain/(losses) of cash flow hedges for the period
Commodities future and swap contracts	6,448
Currency forward contracts	9,860
Reclassification adjustments for losses included in the income statement (net sales)	548
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	(5,731)
Balance at June 30, 2010	11,125

During the three-month period ended June 30, 2010, there was no effect on results for operations of hedged items that would no longer qualify to be designated to hedge accounting. Also, the Company recorded the amount of $215 related to the gains and losses of the hedges’ ineffectiveness during the three-month period ended June 30, 2010.

e)	Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At June 30, 2010, the Company presented the following net balance sheet exposure related to interest rate risk:

Interest rate risk: outstanding interest rate swap derivatives on June 30, 2010
Derivative	Purchased/ sold	Market	Contract	Number of contracts	Average price	Notional	Fair Value

Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1,199% / Libor 3 month	300,000	(830)

26

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

f)	Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Goldman Sachs & Co, Banco Barclays S.A., BNP Paribas Commodity Futures Ltd, Newedge LLC, Macquarie Bank Ltd, ADM Investors Services International Limited (Hencorp), Prudential Bache Commodities LLC, Natixis Commodity Markets Ltd,   Espirito Santo Investmento do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. e Banco BTG Pactual S.A

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of June 30, 2010, the total credit limit used as initial margin was $30,434 ($38,543 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on June 30, 2010, the amount of $53,313 ($46,627 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

27

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

g)	Debt acceleration risk

As of June 30, 2010 and March 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

14.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from Independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

28

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Fair value measurements (Continued)

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of June 30, 2010.

	Level 1	Level 2	Total
Assets
Derivatives	33,427	46,788	80,215

Liabilities
Derivatives	(4,643)	(16,138)	(20,781)

15.	Segment information

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

Following is a description of the operating segments of the business.

The Sugar and Ethanol (“S&E”) segment produces and sells a broad variety of sugar and ethanol products.

29

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

a.	Segment information (continued)

The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline.  The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, the S&E segment sells liquid and gel ethanol products used mainly in the production of paint, cosmetics and alcoholic beverages for industrial clients in various sectors. Also, the S&E segment includes the co-generation activities and most of the corporate activities.

The Fuel Distribution and Lubricants (“CCL”) segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Sugar Logistics (“Rumo”) segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

30

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

a.	Segment information (continued)

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	June 30, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance Sheet:
Property, plant & equiptment (PP&E)	2,818,027	191,603	229,915	965,741	4,205,286
Intangible assets	-	-	-	582,247	582,247
Loans, net of cash equivalents	(2,549,978)	(223,618)	(82,155)	40,982	(2,814,768)
Others assets and net of other liabilities	1,618,452	1,76,879	16,518	(1,045,810)	1,666,039

Total net Assets	1,886,501	1,044,864	164,278	543,161	3,638,804

Income statements (3 months)
Net Sales	701,798	1,495,664	33,671	2,707	2,233,840
Gross profit	149,381	114,830	18,368	(43,201)	239,378
Selling, general and administrative expenses (SG&A)	(108,556)	(74,463)	(4,482)	(3,509)	(191,010)
Operating income	40,497	43,239	11,736	(45,409)	50,063
Other income (expenses)	(2,782)	(2,499)	4,208	939	(133)
Other selected data:
Additions to PP&E (Capex)	253,790	8,243	68,794		335,480
Depreciation and amortization	134,134	9,064	2,105		145,303

	March 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance Sheet:
Property, plant & equiptment (PP&E)	1,330,26	128,712	29,414	771,035	2,259,427
Intangible assets	423,571	966	-	707,398	1,131,935
Loans, net of cash equivalents	(1,122,560)	39,663	4,811	(445,889)	(1,523,975)
Others assets and net of other liabilities	2,943,642	(78,223)	(1,469)	(2,590,572)	273,378

Total net Assets	3,574,919	91,118	32,756	(1,558,028)	2,140,765

			June 30,2009
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Income Statements (3 months)
Net Sales	562,937	1,137,572	18,928	833	1,720,270
Gross profit	80,918	90,152	(6,213)	(18,443)	158,840
Selling, general and administrative expenses (SG&A)	(89,308)	(53,371)	(1,660)	34,364	(109,975)
Operating income	(8,147)	36,780	4,554	16,725	49,912
Other income (expenses)	(48,725)	45,392	(12,241)	7,647	(7,927)
Other selected data:
Additions to PP&E (Capex)	220,583	6,049	363		226,994
Depreciation and amortization	93,258	4,311	1,761		99,330

31

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

b.	Detailed net sales per segment

	June 30, 2010	June 30, 2009
S&E (Brazilian GAAP)
Sugar	462,631	314,145
Ethanol	188,786	220,461
Cogeneration	29,741	14,443
Other	20,640	14,088
	701,798	562,937
CCL (Brazilian GAAP)
Fuels	1,363,004	1,055,989
Lubricants	109,766	72,504
Other	22,894	9,079
	1,495,664	1,137,572
Rumo (Brazilian GAAP)
Port lifting	28,706	18,407
Transports	4,965	521
	33,671	18,928

Adjustments / eliminations	2,707	833

Total (US GAAP)	2,233,840	1,720,270

c.	Net sales by region

The percentage of net sales by geographic area for the three-month period ended June 30, 2010 and 2009 are as follows:

	June 30, 2010	June 30, 2009
Sales by geographic area

Brazil	69.27%	54,35%
Europe	26.82%	35,34%
Middle east and Asia	2.12%	1,95%
North America	0.37%	6,17%
Latin American (Except Brazil)	0.07%	2,19%
Others	1.35%	-
Total	100.00%	100.00%

32

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

d.	Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (26,6% for the three-month period ended June 30, 2010 and 33% for the three-month period ended June 30, 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales for the three-month period ended June 30, 2010 and 2009.

Rumo

For the three-month period ended June 30, 2010 42,7% of the segment net sales were generated from sales to the S&E segment (34.9% for the three-month period ended June 30, 2009). There are two other customers which represented more than 10% of the net sales for three-month period ended June 30, 2010 and 2009 of this segment.  SUCDEN Group accounted for 17% of segment sales for the three-month period ended June 30, 2010 (21% for the three-month period ended June 30, 2009) and the ED&F Man Group accounted for 22.6% of segment sales for the three-month period ended June 30, 2010 (no sales in the previous period).

33

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Subsequent events

Subscription Agreement by Means of Capital Increase in  Rumo Logística S.A. (“Rumo”)

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. (“Novo Rumo”), entered into a Subscription Agreement with investment vehicles administered by TPG Capital and Gávea Investimentos (“Investors”). The subscription will take place through capital increase in the amount of $222,037, to be paid in equal portions by the Investors. The aforementioned agreement is subject to certain preceding conditions, which shall have to materialize up to September 30, 2010. At the closing of the operation the Investors shall have to subscribe the shares and pay in the capital, as well as enter into a shareholders’ agreement.  The Company holds, directly and indirectly, approximately 92.9% of Novo Rumo’s equity, which, in turn, holds 99.9% of Rumo’s equity. After the payment, Novo Rumo will hold 75.0% of Rumo’s equity and each of the Investors shall hold 12.5% of the equity.

Capital increase

In the meeting of the Board of Directors of Cosan S.A. held on July 29, 2010, the shareholders unanimously approved a capital increase of $1,525 through the issuance of 449,819 newly registered uncertificated common shares with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such option by the eligible executives, at an issuance price of $3.39 per share, set in the terms of the stock option plan. In connection with the issuance of the new shares, Cosan S.A.’s capital comprised 407,010,196 registered uncertificated common shares with no par value.

Approval of additional dividends over the minimum statutory dividend

On July 30, 2010, additional dividends over the minimum statutory dividend of $46,312, were approved in the extraordinary general shareholders’ meeting, totaling an amount of $111,018 of dividends to be distributed on August 30, 2010. From this amount, $70,413 will be remitted to the Company.

BNDES Finance

On August 4, 2010, the indirect subsidiary Rumo, through its subsidiary Cosan Operadora Portuária S.A. (“Portuária”), obtained the approval of BNDES for a credit line of $430,827 to be invested by Portuária in railways and in a construction of a logistic terminal in the region of Itirapina, State of São Paulo. The aforementioned finance is subject to annual interest of 1.92% plus TJLP, with payment due in 12 years.

34

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Subsequent events (Continued)

Approval of dividends to be distributed by Cosan Limited
On August 6, 2010, the Board of Directors approved the distribution of the dividends which will be received from Cosan S.A. on August 30, 2010. The amount of dividends to be paid to the shareholders on September 10, 2010 is $70,413 thousand.

35

Cosan S.A. Indústria e Comércio

Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2010 and 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have reviewed the condensed consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of June 30, 2010, the related condensed consolidated statements of operations and cash flows for the three-month periods ended June 30, 2010 and 2009 and the condensed consolidated statement of shareholders’ equity and comprehensive income (loss) for the three-month period ended June 30, 2010. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
August 12, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated balance sheets
June 30, 2010 and March 31, 2010
(In thousands of U.S. dollars, except share data)

	(Unaudited) June 30,	March 31,
	2010	2010
Assets
Current assets:
Cash and cash equivalents	585,575	605,483
Restricted cash	28,462	25,251
Derivative financial instruments	80,215	129,456
Trade accounts receivable, less allowances: June 30, 2010 – $31,206; March 31, 2010 – $32,144	343,673	430,328
Inventories	795,814	587,720
Advances to suppliers	179,557	132,258
Recoverable taxes	197,266	184,090
Other current assets	65,626	48,303
	2,276,188	2,142,889

Property, plant, and equipment, net	4,059,075	3,997,815
Goodwill	1,289,354	1,289,625
Intangible assets, net	580,590	600,573
Accounts receivable from federal government	186,663	187,385
Judicial deposits	93,739	94,083
Other non-current assets	450,545	423,447
	6,659,966	6,592,928
Total assets	8,936,154	8,735,817

2

	(Unaudited) June 30,	March 31,
	2010	2010
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	397,588	319,707
Taxes payable	109,548	121,203
Salaries payable	122,058	79,497
Current portion of long-term debt	473,176	445,593
Derivative financial instruments	20,781	43,067
Dividends payable	64,707	65,451
Other current liabilities	173,522	111,971
	1,361,380	1,186,489

Long-term liabilities:
Long-term debt	2,915,024	2,842,953
Estimated liability for legal proceedings and labor claims	297,743	294,605
Taxes payable	380,702	381,805
Deferred income taxes	403,241	408,832
Other long-term liabilities	151,794	154,728
	4,148,504	4,082,923

Shareholders’ equity
Cosan shareholders’ equity:
Common stock, no par value. Authorized 406,560,317 shares; issued and outstanding 406,560,317 as of June 30, 2010 and as of March 31, 2010	2,420,018	2,420,018
Treasury stock	(1,979)	(1,979)
Additional paid-in capital	390,884	390,600
Accumulated other comprehensive income	314,686	343,136
Retained earnings	268,688	281,238
Equity attributable to shareholders of Cosan	3,392,297	3,433,013
Equity attributable to noncontrolling interests	33,973	33,392
Total shareholders’ equity	3,426,270	3,466,405
Total liabilities and shareholders' equity	8,936,154	8,735,817

See accompanying notes to condensed consolidated financial statements.

3

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of operations
Three-month periods ended June 30, 2010 and 2009
(In thousands of U.S. dollars, except share data)
(Unaudited)

	June 30,	June 30,
	2010	2009
Net sales	2,233,840	1,720,270
Cost of goods sold	(1,993,162)	(1,560,626)
Gross profit	240,678	159,644
Selling expenses	(122,709)	(102,072)
General and administrative expenses	(67,906)	(7,660)
Operating income	50,063	49,912
Other income (expenses):
Financial income	48,989	151,409
Financial expenses	(108,838)	66,133
Other	(133)	(7,921)
(Loss) income before income taxes and equity in income (loss) of affiliates	(9,919)	259,533
Income taxes expense	(1,242)	(76,543)
(Loss) income before equity in income (loss) of affiliates	(11,161)	182,990
Equity income (loss) of affiliates	553	(1,713)

Net (loss) income	(10,608)	181,277
Less net (loss) income attributable to noncontrolling interests	(1,942)	3,737
Net (loss) income attributable to Cosan	(12,550)	185,014

Per-share amounts attributable to Cosan
Net (loss) income
Basic	(0.03)	0.58
Diluted	*	0.57

Weighted number of shares outstanding
Basic	406,560,317	313,845,887
Diluted **	*	315,396,031

* Antidilutive
** Adjusted for the effect of dilutive stock options

See accompanying notes to condensed consolidated financial statements.

4

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of shareholders’ equity and comprehensive income (loss)
Three-month period ended June 30, 2010
(In thousands of U.S. dollars, except share data)
(Unaudited)

							Accumulated
	Common stock		Treasury stock		Additional		other	Non	Total
					paid-in	Retained	comprehensive	controlling	shareholders’
	shares	amount	shares	amount	capital	earnings	income	Interest	equity

Balances at March 31, 2010	406,560,317	2,420,018	343,139	(1,979)	390,600	281,238	343,136	33,392	3,466,405

Share based compensation	-	-	-	-	284	-	-	-	284
Net (loss) income	-	-	-	-	-	(12,550)	-	1,942	(10,608)
Effective portion of gains/losses on derivative instrument that qualifies as a cash flow hedge	-	-	-	-	-	-	11,125	-	11,125
Pension Plan	-	-	-	-	-	-	(515)	-	(515)
Currency translation adjustment	-	-	-	-	-	-	(39,060)	(1,361)	(40,421)
Total comprehensive loss									(40,134)
Balances at June 30, 2010	406,560,317	2,420,018	343,139	(1,979)	390,884	268,688	314,686	33,973	3,426,270

See accompanying notes to condensed consolidated financial statements.

5

COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of cash flows
Three-month periods ended June 30, 2010 and 2009
(In thousands of U.S. dollars)
(Unaudited)

	June 30,	June 30,
	2010	2009
Cash flow from operating activities
Net (loss) income for the year attributable to Cosan	(12,550)	185,014
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	144,484	100,134
Deferred income taxes	(5,288)	65,989
Interest, monetary and exchange variation	72,054	(136,300)
Others	27,339	(31,095)

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	85,072	56,541
Inventories	(157,992)	88,423
Advances to suppliers	(42,561)	(38,804)
Recoverable taxes	(11,826)	5,326
Trade accounts payable	81,518	24,065
Derivative financial instruments	67,709	(16,246)
Taxes payable	(16,119)	(29,270)
Other assets and liabilities, net	76,258	24,784
Net cash provided by operating activities	308,098	298,561

Cash flows from investing activities:
Restricted cash	(28,462)	(14,516)
Cash received from sales of noncurrent assets	-	60,325
Acquisition of investment	(2,080)	(2,050)
Acquisition of property, plant and equipment	(333,280)	(226,994)
Acquisitions, net of cash acquired	372	32,045
Net cash used in investing activities	(363,450)	(151,190)

Cash flows from financing activities:
Related parties	-	(62,184)
Additions of long-term debt	356,588	88,593
Payments of long-term debt	(311,767)	(65,510)
Net cash provided by (used in) financing activities	44,821	(39,101)
Effect of exchange rate changes on cash and
cash equivalents	(9,379)	59,048
Net increase (decrease) in cash and cash equivalents	(19,908)	167,318
Cash and cash equivalents at beginning of period	605,483	310,710
Cash and cash equivalents at end of period	585,575	478,028

Supplemental cash flow information
Cash paid during the period for:
Interest	47,094	22,063
Income taxes	3,391	18,287

See accompanying notes to condensed consolidated financial statements.

6

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan Limited, a company incorporated in Bermuda, is the controlling shareholder of Cosan holding a 62.27% interest therein as of June 30, 2010 (62.27% as of March 31, 2010). The class “A” common shares of Cosan Limited are traded in the New York Stock Exchange (NYSE) and Bovespa.

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell, had reached a non-binding memorandum of understanding to form a joint venture for a combined 50/50 investment. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of $1,625 billion over a 2 year period. The closing of this transaction is dependent upon the conclusion of the negotiations. During the three-month period ended June 30, 2010, this association did not generate any accounting records.

7

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the three-month period ended June 30, 2010, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan and its subsidiaries. All significant intercompany transactions have been eliminated.

These financial condensed consolidated statements should be read in conjunction with Cosan`s annual financial consolidated statements for the fiscal year ended March 31, 2010.

The accounts of Cosan and its subsidiaries are maintained in Brazilian reais, which is the functional currency.  The accounts have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.8015=US$ 1.00 at June 30, 2010 and R$1.7810=US$1.00 at March 31, 2010.

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

8

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c.	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

d.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Beginning April 1, 2010 Cosan recognized a portion of its derivative instruments as cash flow hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense or other comprehensive income when designated as a cash flow hedge. See note 12 for further detail.

9

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Inventories

	June 30, 2010	March 31, 2010
Finished goods:
Sugar	165,911	52,561
Ethanol	178,626 151,562	31,573 149,613
Lubricants and fuel (Gasoline, Diesel and Ethanol)
	496,099	233,747

Annual maintenance cost of growing crops	203,896	243,709
Others	95,819	110,264
	795,814	587,720

4.	Taxes payable

	June 30, 2010	March 31, 2010

ICMS – State VAT	21,059	27,623
IP	8,559	3,582
INSS	13,328	13,414
PIS	2,608	4,564
COFINS	12,136	18,010
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	367,834	373,650
Income Tax and Social Contribution	52,564	50,471
Others	12,162	11,694
	490,250	503,008
Current liabilities	(109,548)	(121,203)
Long-term liabilities	380,702	381,805

10

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	June 30, 2010	March 31, 2010
Resolution No. 2471 (PESA)	IGP-M	3.9%	305,050	295,291
Senior notes due 2014	US Dollar	9.5%	362,838	354,433
Senior notes due 2017	US Dollar	7.0%	411,589	404,589
Perpetual notes	US Dollar	8.3%	455,304	455,304
BNDES	TJLP	3.6%	741,719	520,068
Credit notes	DI	2.4%	169,220	212,660
Credit notes	US Dollar	6.2%	101,076	102,656
Export Pre-payments	US Dollar	6.2%	495,805	547,230
Others	Various	Various	345,599	396,315
			3,388,200	3,288,546
Current portion			(473,176)	(445,593)
Long-term debt			2,915,024	2,842,953

Long-term debt has the following scheduled maturities:

2011	366,293
2012	360,990
2013	421,913
2014	206,167
2015	79,188
2016	478,703
2017	94,782
2018 and thereafter	906,988
2,915,024

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

11

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of June 30, 2010 and March 31, 2010 amounted to $137,653 and $133,039, respectively, and are classified as other non-current assets.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued $400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Cosan Açúcar e Álcool.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued $350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

12

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan Açúcar e Álcool.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes for the total amount of $530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 6.2%.

BNDES

Refers to the financing of cogeneration projects, as well as the financing of Jataí and Caarapó greenfields (sugar and ethanol mills). The BNDES financing is due from 2012 through 2025.

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At June 30, 2010, Cosan was in compliance with its debt covenants.

13

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	June 30, 2010	March 31, 2010

Rezende Barbosa S.A. Administração e Participações	48,262	48,889
Vertical UK LLP	18,035	8,403
Others	5,585	2,377
	71,882	59,669
Current (*)	(27,690)	(13,958)
Nuncurrent (*)	44,192	45,711

	Liabilities
	June 30, 2010	March 31, 2010

Rezende Barbosa S.A. Administração e Participações	60,948	-
Logispot Armazéns Gerais S.A.	4,161	6,313
Others	1,543	1,781
	66,652	8,094
Current (*)	(66,652)	(8,094)
Nuncurrent	-	-
(*) included in other current and non-current assets or liabilities

A receivable of $48,262 ($48,889 as of March 31, 2010) with Rezende Barbosa S.A. Administração e Participações related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, refers to ethanol trading, with an average maturity date of 30 days.

A payable of $60,948 with Rezende Barbosa S.A. Administração e Participações related to purchase of sugar cane. This amount is presented offset of credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The payable to Logispot is related to the remaining payment in connection with the interest acquired.

14

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties (Continued)

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method.  The condensed consolidated income statement includes the following amounts resulting from transactions with related parties:

	June 30, 2010	June 30, 2009
Transactions involving assets
Cash received due to the sale of finished products, services performed, and assets held, net of payments	(29,720)	(38,781)
Sale of finished products and services	-	146,986
Purchase of finished products and services	-	(146,986)
Sale of finished products and services in a subsidiary	42,676	35,386
Receivables added through acquisition of Nova América	-	71,061

Transactions involving liabilities
Payment of financial resources, net of funding	(4,510)	(1,809)
Purchase of sugar cane	63,449	-
Financial income/expenses	-	(30,885)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

At June 30 and March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) of affiliated companies’ land and land of its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

15

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments

	June 30, 2010	March 31, 2010
Tax contingencies	174,837	173,924
Civil and labor contingencies	122,906	120,681
	297,743	294,605

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no significant effect compared to the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheets, amounting to $74,406 at June 30, 2010 ($94,083 at March 31, 2010) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

The major tax contingencies as of June 30, 2010 and March 31, 2010 are described as follows:

	June 30, 2010	March 31, 2010
Compensation with Finsocial	97,329	97,114
ICMS credits	44,105	33,824
PIS and Cofins	14,099	11,910
IPI – Federal VAT	4,686	4,692
Other	14,618	26,384
	174,837	173,924

16

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at March 31, 2010	294,605
Provision	7,494
Settlements	(1,004)
Foreign currency translation	(3,352)
Balance at June 30, 2010	297,743

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	June 30, 2010	March 31, 2010
Withholding Income Tax	103,579	102,652
ICMS – State VAT	187,457	180,988
IAA - Sugar and Ethanol Institute	1,418	1,428
IPI - Federal Value-added tax	239,167	246,190
INSS	2,364	2,280
PIS and COFINS	80,567	80,604
Civil and labor	278,883	275,403
Other	72,733	66,134
	966,168	955,679

17

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At June 30, 2010, the receivable and corresponding lawyers’ fees totaled US$186,663 and US$22,399 (US$187,385 and US$22,486 at March 31, 2010), respectively.

9.	Income taxes

Income tax benefit (expense) attributable to income from operations for the three-month periods ended June 30, 2010 and 2009 consists of:

	June 30, 2010	June 30, 2009
Income taxes benefit (expense):
Current	(6,530)	(11,240)
Deferred	5,288	(65,303)
	(1,242)	(76,543)

18

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

9.	Income taxes (Continued)

Income taxes for the three-month periods ended June 30, 2010 and 2009 differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	June 30, 2010	June 30, 2009
Income (loss) before income taxes and equity in income (loss) of affiliates	(9,919)	259,533
Income tax benefit (expense) at statutory rate — 34%	3,373	(88,241)
Increase (reduction) in income taxes resulting from:
Equity in earnings of affiliates not subject to taxation	188	(582)
Tax loss on tax free entities	(1,856)	-
Nondeductible goodwill amortization	-	12,206
Nondeductible donations and contributions	(817)	(236)
Recognized granted options	(97)	(570)
Others	(2,033)	880
Income tax (expense) benefit	(1,242)	(76,543)

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows

Balance at March 31, 2010	49,013
Accrued interest on unrecognized tax benefit	709
Settlements	-
Effect of foreign currency translation	(558)
Balance at June 30, 2010 (*)	49,164
(*) Recorded as taxes payable (long-term)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

19

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Shareholders’ equity

Capital

As of June 30, 2010, the Company’s capital is represented by 406,560,317 common shares (406,560,317 as of March 31, 2010), with no par value.

Treasury stock

During ended March 31, 2009, the Company acquired 343,139 common shares from dissident shareholders related to a prior acquisition. These shares are held in treasury.

11.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, $123,596, which resulted in a gain of $47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee.  During the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases since then.

During the three-month period ended June 30, 2010, the Company recognized a gain of $939 related to this sale-leaseback transaction.

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Share-based compensation

Cosan offers a stock option plan to officers and employees. The plan authorizes the issue of up to 5% of the shares comprising Cosan’s share capital. The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.39	3.39	3.39
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	6.86	5.67	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

As of June 30, 2010, the amount of $1,360 related to the unrecognized compensation cost related to stock options is expected to be recognized in 3 months.

As of June 30, 2010 there were 653,976 options outstanding with a weighted-average exercise price of $3.39.

21

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments

a)	Risk management

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

On June 30 and March 31, 2010, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Price risk
Commodity derivatives
Future contracts	609,197	661,110	26,497	63,101
Options contracts	22,410	603,357	(1,831)	(6,586)
Swap contracts	-	56,594	-	607
			24,666	57,121
Exchange rate risk
Exchange rate derivative
Future contracts	317,325	1,180,829	1,537	264
Forward contracts	685,601	537,422	27,899	20,527
Options contracts	518,736	377,036	6,162	8,827
Swap contracts	178,753	180,810	-	-
			35,598	29,618
Interest rate risk
Interest derivative	287,977	291,291	(830)	(350)
			(830)	(350)
TOTAL			59,434	86,389
Total Assets			80,215	129,456
Total Liabilities			(20,781)	(43,067)

22

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

b)	Price risk

This arises from the possibility of fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. IThe positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Price risk: price derivatives outstanding on June 30, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments designated in the cash flow hedge accounting

Swap	Sold	OTC	#11	Sep-10	90,728	16,598
Future	Sold	NYBOT	#11	Sep-10	82,819	7,059
Future	Sold	NYBOT	#11	Feb-11	68,355	2,231
Future	Sold	NYBOT	#11	Apr-11	23,093	2,300
Future	Sold	NYBOT	#11	Jun-11	86,411	2,145
Future	Sold	NYBOT	#11	Sep-11	52,284	22
						30,355

Derivative financial instruments not designated in the cash flow hedge accounting
Future	Sold	LIFFE	White Sugar	Jul-10	14,385	(1,558)
Future	Sold	LIFFE	White Sugar	Sep-10	10,862	655
Future	Sold	NYBOT	#11	Sep-10	89,377	10,212
						9,309

Future	Purchased	NYBOT	#11	Sep-10	(4,225)	74
Future	Purchased	NYBOT	#11	Feb-11	(80,496)	(13,148)
Future	Purchased	NYBOT	#11	Apr-11	(1,930)	(79)
Future	Purchased	NYBOT	#11	Jun-11	(1,871)	(88)
						(13,241)

Future	Purchased	NYMEX	HO	Jul-10	(2,361)	74
						74

Call	Purchased	OTC	#11	Sep-10	(2,328)	77
Call	Purchased	OTC	#11	Sep-10	(2,460)	77
						154
Call	Sold	NYBOT/OTC	#11	Sep-10	4,283	(627)
Call	Sold	NYBOT/OTC	#11	Sep-10	3,734	(440)
Call	Sold	NYBOT/OTC	#11	Feb-11	3,022	(732)
Call	Sold	NYBOT	#11	Feb-11	451	(138)
Call	Sold	NYBOT	#11	Feb-11	160	(49)
						(1,985)

Put	Purchased	NYBOT/OTC	#11	Sep-10	3,759	2,823
Put	Purchased	NYBOT/OTC	#11	Sep-10	1,312	1,055
						3,878
Put	Sold	NYBOT/OTC	#11	Sep-10	(819)	(2,823)
Put	Sold	NYBOT/OTC	#11	Sep-10	(82)	(1,055)
						(3,878)
Total Commodities						24,666

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

c)	Foreign exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions open on June 30, 2010 of derivatives used to hedge exchange rates:

Foreign exchange risk: Exchange rate derivatives outstanding on June 30, 2010
Derivative	Purchased/ sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments designated in the cash flow hedge accounting
Forward	Sold	OTC/Cetip	NDF	Jul-10	53,733	3,469
Forward	Sold	OTC/Cetip	NDF	Aug-10	79,788	3,791
Forward	Sold	OTC/Cetip	NDF	Sep-10	5,640	527
Forward	Sold	OTC/Cetip	NDF	Sep-10	25,636	2,114
Forward	Sold	OTC/Cetip	NDF	Oct-10	81,851	5,843
Forward	Sold	OTC/Cetip	NDF	Dec-10	53,081	1,275
Forward	Sold	OTC/Cetip	NDF	Jan-11	49,659	2,504
Forward	Sold	OTC/Cetip	NDF	May-11	78,424	2,269
Forward	Sold	OTC/Cetip	NDF	Jul-11	55,121	407
Forward	Sold	OTC/Cetip	NDF	Aug-11	57,591	2,222
Forward	Sold	OTC/Cetip	NDF	Oct-11	145,079	3,479
						27,899
Derivative financial instruments not designated in the cash flow hedge accounting
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Aug-10	152,879	573
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Dec-10	71,708	441
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Jul-11	189,260	1,177
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	Aug-11	43,586	270
Future	Sold	BMFBovespa	Euro	Jul-10	8,445	(4)
						2,457
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	Dec-10	(51,220)	(315)
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	Jul-11	(97,334)	(605)
						(921)
Put Onshore	Purchased	BMFBovespa	Commercial U.S. dollar rate	Oct-10	485,706	5,393
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	Feb-11	23,748	424
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	Feb-11	9,281	346
						6,163
Total Exchange rate derivative						35,598

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

On June 30, 2010 and March 31, 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	June 30, 2010	March 31, 2010
Amounts pending foreign exchange closing	24,906	71,732
Overnight	28,254	28,338
Trade notes receivable - foreign	70,702	83,467
Senior Notes due in 2014	(362,838)	(354,433)
Senior Notes due in 2017	(411,589)	(404,589)
Perpetual bonds	(455,303)	(455,304)
Foreign currency-denominated loans	(203,316)	(269,066)
Export pre payments	(499,090)	(550,552)
Restricted cash	28,462	25,251
Exchange exposure	(1,779,812)	(1,825,156)

d)	hedge accounting effects

The Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in shareholders´ equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss. When the hedged item affects the profit and loss, the gain or loss is recorded in the same line as the hedged item (in this case, sales revenue). On June 30, 2010, the impact recorded in equity and the periods in which they will affect the profit and loss are as follows:

25

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

			Expected period to affect P&L
Derivative	Market	Risk	2010/2011	2011/2012	Total

Future	OTC / NYBOT	#11	3,695	3,302	6,997
NDF	OTC/Cetip	USD	3,246	6,613	9,859
(-) Deferred income taxes			(2,360)	(3,371)	(5,731)
Total			4,581	6,544	11,125

The detail of the movement of the cash flow hedge gain or loss in other comprehensive income is as follows:

Cash flow hedges

Balance at March 31, 2010	-
Gain/(losses) of cash flow hedges for the period
Commodities future and swap contracts	6,448
Currency forward contracts	9,860
Reclassification adjustments for losses included in the income statement (net sales)	548
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	(5,731)
Balance at June 30, 2010	11,125

During the three-month period ended June 30, 2010, there was no effect on results for operations of hedged items that would no longer qualify to be designated to hedge accounting. Also, the Company recorded the amount of $215 related to the gains and losses of the hedges’ ineffectiveness during the three-month period ended June 30, 2010.

e)	Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At June 30, 2010, the Company presented the following net balance sheet exposure related to interest rate risk:

Interest rate risk: outstanding interest rate swap derivatives on June 30, 2010
Derivative	Purchased/ sold	Market	Contract	Number of contracts	Average price	Notional	Fair Value

Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1,199% / Libor 3 month	300,000	(830)

26

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Risk management and financial instruments (Continued)

f)	Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Goldman Sachs & Co, Banco Barclays S.A., BNP Paribas Commodity Futures Ltd, Newedge LLC, Macquarie Bank Ltd, ADM Investors Services International Limited (Hencorp), Prudential Bache Commodities LLC, Natixis Commodity Markets Ltd,   Espirito Santo Investmento do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. e Banco BTG Pactual S.A

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of June 30, 2010, the total credit limit used as initial margin was $30,434 ($38,543 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on June 30, 2010, the amount of $53,313 ($46,627 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of cash flows
Three-month periods ended June 30, 2010 and 2009
(In thousands of U.S. dollars)
(Unaudited)

13.	Risk management and financial instruments (Continued)

g)	Debt acceleration risk

As of June 30, 2010 and March 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

14.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

28

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Fair value measurements (Continued)

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of June 30, 2010.

	Level 1	Level 2	Total
Assets
Derivatives	33,427	46,788	80,215

Liabilities	(4,643)	(16,138)	(20,781)
Derivatives

15.	Segment information

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

Following is a description of the operating segments of the business.

The Sugar and Ethanol (“S&E”) segment produces and sells a broad variety of sugar and ethanol products.

29

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

a.	Segment information (continued)

The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline.  The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, the S&E segment sells liquid and gel ethanol products used mainly in the production of paint, cosmetics and alcoholic beverages for industrial clients in various sectors. Also, the S&E segment includes the co-generation activities and most of the corporate activities.

The Fuel Distribution and Lubricants (“CCL”) segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Sugar Logistics (“Rumo”) segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

30

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

a.	Segment information (continued)

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	June 30, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance Sheet:
Property, plant & equipment (PP&E)	2,818,027	191,603	229,915	819,530	4,059,075
Intangible assets	-	-	-	580,590	580,590
Loans, net of cash and cash equivalents	(2,540,785)	(223,618)	(82,155)	43,933	(2,802,625)
Others assets (liabilities)	1,458,506	1,076,879	16,518	(962,672)	1,589,232
Total net assets	1,735,748	1,044,864	164,278	481,381	3,426,271

Income statements (3 months)
Net Sales	701,798	1,495,664	33,671	2,707	2,233,840
Gross profit	149,381	114,830	18,368	(41,901)	240,678
Selling general and administrative expenses	(108,162)	(74,463)	(4,482)	(3,508)	(190,616)
Operating income	40,497	43,239	11,736	(45,409)	50,063
Other income (expense)	(2,782)	(2,499)	4,208	939	(133)
Other selected data:
Addiitions to PP&E (Capex)	258,443	8,243	68,794	-	335,480
Depreciation and amortization	133,316	9,064	2,105	-	144,484

	March 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance Sheet:
Property, plant & equipment (PP&E)	1,330,266	128,712	29,414	613,395	2,101,787
Intangible assets	423,571	966	-	(183,186)	241,351
Loans, net of cash equivalents	(1,122,560)	39,663	4,811	(488,458)	(1,566,544)
Others assets (liabilities)	2,943,642	(78,223)	(1,469)	(1,917,548)	946,402
Total net assets	3,574,919	91,118	32,756	(1,975,797))	1,722,996

	June 30, 2009
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Income Statements (3 months)
Net sales	562,937	1,137,572	18,928	833	1,720,270
Gross profit	80,918	40,368	6,213	(17,639)	159,644
Selling, general and administrative expenses (SG&A)	(89,065)	(53,371)	(1,660)	34,364	(109,732)
Operating income	(8,147)	36,780	4,554	16,725	49,912
Other income (expense)	1,797	45,392	(12,240)	(42,870)	(7,921)
Other selected data:
Additions to PP&E (Capex)	220,583	6,049	362	-	226,994
Depreciation and amortization	94,062	4,311	1,761	-	100,134

31

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

b.	Detailed net sales per segment

	June 30, 2010	June 30, 2009
S&E (Brazilian GAAP)
Sugar	462,631	314,145
Ethanol	188,786	220,461
Cogeneration	29,741	14,443
Other	20,640	14,088
	701,798	562,937
CCL (Brazilian GAAP)
Fuels	1,363,004	1,055,989
Lubricants	109,766	72,504
Other	22,894	9,079
	1,495,664	1,137,572
Rumo (Brazilian GAAP)
Port lifting	28,706	18,407
Transports	4,965	521
	33,671	18,928

Adjustments / eliminations	2,707	833
Total (US GAAP)	2,233,840	1,720,270

c.	Net sales by region

The percentage of net sales by geographic area for the three-month period ended June 30, 2010 and 2009 are as follows:

	June 30, 2010	June 30, 2009
Sales by geographic area

Brazil	69.27%	54,35%
Europe	26.82%	35,34%
Middle east and Asia	2.12%	1,95%
North America	0.37%	6,17%
Latin American (Except Brazil)	0.07%	2,19%
Others	1.35%	-
Total	100.00%	100.00%

32

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Segment information (Continued)

d.	Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (26.6% for the three-month period ended June 30, 2010 and 33% for the three-month period ended June 30, 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales for the three-month period ended June 30, 2010 and 2009.

Rumo

For the three-month period ended June 30, 2010 42,7% of the segment net sales were generated from sales to the S&E segment (34.9% for the three-month period ended June 30, 2009). There are two other customers which represented more than 10% of the net sales for three-month period ended June 30, 2010 and 2009 of this segment.  SUCDEN Group accounted for 17% of segment sales for the three-month period ended June 30, 2010 (21% for the three-month period ended June 30, 2009) and the ED&F Man Group accounted for 22.6% of segment sales for the three-month period ended June 30, 2010 (no sales in the previous period).

33

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Subsequent events

Subscription Agreement by Means of Capital Increase in  Rumo Logística S.A. (“Rumo”)

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. (“Novo Rumo”), entered into a Subscription Agreement with investment vehicles administered by TPG Capital and Gávea Investimentos (“Investors”). The subscription will take place through capital increase in the amount of $222,037, to be paid in equal portions by the Investors.

The aforementioned agreement is subject to certain preceding conditions, which shall have to materialize up to September 30, 2010. At the closing of the operation the Investors shall have to subscribe the shares and pay in the capital, as well as enter into a shareholders’ agreement.  The Company holds, directly and indirectly, approximately 92.9% of Novo Rumo’s equity, which, in turn, holds 99.9% of Rumo’s equity. After the payment, Novo Rumo will hold 75.0% of Rumo’s equity and each of the Investors shall hold 12.5% of the equity.

Capital increase

In the meeting of the Board of Directors held on July 29, 2010, the shareholders unanimously approved a capital increase of $1,525 through the issuance of 449,819 newly registered uncertificated common shares with no par value, in connection with the “Company’s Stock Option Plan” and with the exercise of such option by the eligible executives, at an issuance price of $3.39 per share, set in the terms of the stock option plan. In connection with the issuance of the new shares, the Company’s capital comprised 407,010,196 registered uncertificated common shares with no par value.

Approval of additional dividends over the minimum statutory dividend

On July 30, 2010, additional dividends over the minimum statutory dividend of $45,757, were approved in the extraordinary general shareholders’ meeting, totaling an amount of $111,018 of dividends to be distributed on August 30, 2010.

34

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Subsequent events (Continued)

BNDES Finance

On August 4, 2010, the indirect subsidiary Rumo, through its subsidiary Cosan Operadora Portuária S.A. (“Portuária”), obtained the approval of BNDES for a credit line of $430,827 to be invested by Portuária in railways and in a construction of a logistic terminal in the region of Itirapina, State of São Paulo. The aforementioned finance is subject to annual interest of 1.92% plus TJLP, with payment due in 12 years.

35

Unconsolidated and Consolidated
Quarterly Financial Information

Cosan S.A. Indústria e Comércio
June 30, 2010

“A free translation into English of the original issued in Portuguese”

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

June 30, 2010

Table of contents

Special review report of independent auditors	1

Unaudited quarterly financial information

Unaudited balance sheets	3
Unaudited statements of operations	5
Unaudited statement of changes in shareholders’ equity	6
Unaudited statements of cash flows	7
Notes to the unaudited quarterly financial information	9

Condomínio São Luiz Av. Pres. Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo, SP, Brasil

Tel: (5511) 2573-3000 Fax: (5511) 2573-5780 www.ey.com.br

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio (parent company and consolidated) for the quarter ended June 30, 2010, including the balance sheets, statements of operations and cash flows, report on the Company’s performance and explanatory notes, prepared under the management’s responsibility.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4.
As mentioned in Note 2, during the 2009, CVM approved several Pronouncements, Interpretations and Technical Orientations issued by the Committee of Accounting Pronouncements (“CPC”) effective 2010, which have changed accounting practices adopted in Brazil. As permitted by CVM Deliberation 603/09, management of the Company opted to present is Quarterly Financial Information using the same accounting standards adopted in Brazil until December 31, 2009, therefore, it did not apply the new pronouncements effective in 2010. As required by the CVM Deliberation, the Company disclosed this fact in Note 2 of the Quarterly Financial Information as well as the description of the main changes the can have an impact in its financial statements at the end of the year and the reasons that avoid the presentation of the estimated effects in shareholders’ equity and income, as required by the Deliberation.

São Paulo, August 12, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited balance sheets
June 30, 2010 and 2009
(In thousands of reais)

		Parent Company		Consolidated
		(Unaudited) June 30, 2010	March 31, 2010	(Unaudited) June 30, 2010	March 31, 2010
Assets
Current assets
Cash and cash equivalents	Note 4	85,071	285,925	1,054,914	1,078,366
Restricted cash		51,274	44,972	51,274	44,972
Trade accounts receivable	Note 5	106,806	224,961	619,127	766,415
Derivative financial instruments	Note 20	148,767	238,024	144,507	230,561
Inventories	Note 6	380,238	255,643	1,433,659	1,046,730
Advances to suppliers		84,266	69,480	323,472	235,552
Related parties	Note 7	530,338	429,223	49,883	24,859
Deferred income and social contribution taxes	Note 12.b	12,695	12,680	94,581	76,310
Recoverable taxes		117,968	115,321	355,375	327,864
Dividends		83,330	15,132	-	-
Other assets		10,945	7,165	68,329	61,166
		1,611,698	1,698,526	4,195,121	3,892,795

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 15	-	-	336,273	333,733
CTNs-Restricted Brazilian Treasury Bills	Note 13	33,040	31,234	217,550	205,657
Deferred income and social contribution taxes	Note 12.b	139,612	150,226	521,474	560,114
Advances to suppliers		13,301	4,635	52,494	63,741
Related parties	Note 7	33,199	22,160	79,612	81,411
Recoverable Taxes		3,488	2,666	38,812	45,018
Other assets		1,981	1,712	177,873	166,823
Permanent assets
Investments	Note 8	6,157,836	6,112,223	193,625	193,123
Property, plant and equipment	Note 9	841,064	872,122	5,836,039	5,561,065
Intangible assets	Note 10	399,400	399,648	2,921,239	2,901,308
		7,622,921	7,596,626	10,374,991	10,111,993

Total assets		9,234,619	9,295,152	14,570,112	14,004,788

		Parent Company		Consolidated
		(Unaudited) June 30, 2010	March 31, 2010	(Unaudited) June 30, 2010	March 31, 2010
Liabilities
Current liabilities
Loans and financing	Note 13	465,333	500,142	860,304	800,902
Derivative financial instruments	Note 20	37,437	76,703	37,437	76,703
Trade accounts payable		156,544	116,363	716,254	569,399
Salaries payable		77,574	48,759	219,887	141,584
Taxes and social contributions payable	Note 11	30,886	42,633	197,350	215,862
Dividends payable	Note 16.b	116,569	116,569	116,569	116,569
Related parties	Note 7	147,092	92,818	120,073	14,416
Other liabilities		58,945	68,047	189,395	182,434
		1,090,380	1,062,034	2,457,269	2,117,869

Noncurrent liabilities
Loans and financing	Note 13	1,630,756	1,740,779	5,322,684	5,136,529
Taxes and social contributions payable	Note 11	87,803	87,645	597,862	593,505
Provision for judicial demands	Note 14	74,463	71,556	456,083	444,421
Related parties	Note 7	979,115	967,974	-	-
Actuarial liability	Note 24	-	-	59,774	61,788
Deferred income and social contribution taxes	Note 12.b	197,862	220,697	341,294	346,599
Other liabilities		35,318	34,711	146,497	146,496
		3,005,317	3,123,362	6,924,194	6,729,338

Minority shareholders’ interest		-	-	49,727	47,825

Shareholders’ equity	Note 16
Capital		4,687,826	4,687,826	4,687,826	4,687,826
Capital reserves		51,136	50,626	51,136	50,626
Income reserves		374,248	374,248	374,248	374,248
Other comprehensive income		16,993	(2,944)	16,993	(2,944)
Accumulated income		8,719	-	8,719	-
		5,138,922	5,109,756	5,138,922	5,109,756
Total liabilities and shareholders’ equity		9,234,619	9,295,152	14,570,112	14,004,788

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of operations
Quarters ended June 30, 2010 and 2009
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated
		June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Gross operating sales
Sales of goods and services		592,071	665,996	4,369,376	3,843,505
Taxes and sales deductions		(28,265)	(36,728)	(369,754)	(277,402)
Net operating sales		563,806	629,268	3,999,622	3,566,103

Cost of goods sold and services rendered		(439,853)	(542,670)	(3,493,059)	(3,198,418)

Gross profit		123,953	86,598	506,563	367,685

Operating income (expenses)
Selling expenses		(30,019)	(47,468)	(215,210)	(209,570)
General and administrative expenses		(51,826)	(44,458)	(120,205)	(89,285)
Financial, net	Note 18	(103,837)	343,309	(139,340)	433,433
Income (loss) on equity investments	Note 8	52,555	108,992	(351)	(3,554)
Goodwill realized through sale	Note 8	-	-	-	(85,589)
Other operating income (expenses), net	Note 19	(4,617)	3,615	(2,329)	72,484
		(137,744)	363,990	(477,435)	117,919
Operating income (loss) before income and social contribution taxes		(13,791)	450,588	29,128	485,604

Income and social contribution taxes
Current	Note 12.a	-	-	(11,706)	(23,312)
Deferred	Note 12.a	22,510	(113,319)	(6,801)	(134,587)
		22,510	(113,319)	(18,507)	(157,899)

Net income before minority interest		8,719	337,269	10,621	327,705

Minority interest		-	-	(1,902)	9,564

Net income for the period		8,719	337,269	8,719	337,269

Earnings per share – in Reais		0,02146	0,90605

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of changes in shareholders’ equity
Quarter ended June 30, 2010
(In thousands of reais)

	Unconsolidated and Consolidated
	Capital	Capital reserve	Income reserve	Retained earnings / (accumulated losses)	Other comprehensive	Total

Balance on March 31, 2010	4,687,826	50,626	374,248	-	(2,944)	5,109,756

Recorded granted options	-	510	-	-	-	510
Other comprehensive income	-	-	-	-	19,937	19,937
Net income in the period	-	-	-	8,719	-	8,719

Balance on March 31, 2010	4,687,826	51,136	374,248	8,719	16,993	5,138,922

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows
Quarters ended June 30, 2010 and 2009
(In thousands of reais)

	Parent Company		Consolidated
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Cash flows from operating activities
Net income for the period	8,719	337,269	8,719	337,269
Adjustments to reconcile net income for the period to cash provided by operating activities
Depreciation and amortization	56,250	62,557	189,191	169,917
Losses (income) on equity investments	(52,555)	(108,992)	351	3,554
Loss (income) from disposal of permanent assets	(69)	(259)	3,112	(103,168)
Goodwill amortization and realized through sale	-	-	-	85,589
Deferred income and social contribution taxes	(22,510)	113,319	6,801	134,587
Recording of provision for legal claims	3,488	592	10,656	2,890
Minority interest	-	-	1,902	(9,564)
Recorded granted options	510	3,479	510	3,479
Interest, monetary and exchange variation, net	85,574	(243,609)	162,571	(287,809)
Other	2,871	(5,102)	18,914	1,728
	82,278	159,254	402,727	338,472
Changes in assets and liabilities
Trade accounts receivables	116,695	(23,041)	153,257	110,345
Inventories	(92,177)	37,336	(284,622)	172,567
Recoverable taxes	19	(8,392)	(21,305)	10,394
Advances to suppliers	(23,452)	(23,019)	(76,673)	(75,730)
Suppliers	40,181	39,071	146,855	46,966
Salaries payable	28,815	22,896	78,303	41,354
Taxes payable	(13,662)	3,252	(29,039)	(57,123)
Derivative financial instruments and restricted cash	73,906	(62,534)	70,703	(60,035)
Other assets and liabilities, net	(41,168)	(4,240)	59,076	7,011
	89,157	(18,671)	96,555	195,749
Net cash generated from operating activities	171,435	140,583	499,282	534,221
Cash flows from investments activities
Acquisition of new businesses, net of cash received and additions to investments	-	(3,900)	(3,747)	-
Advance for future capital increase	-	-	-	-
Addition to property, plant and equipment, software and other intangible assets	(112,267)	(55,138)	(600,404)	(420,618)
Cash from the sale of aviation fuel business	-	-	-	-
Cash from the sale of other permanent assets	277	294	672	117,731
Net cash used in investment activities	(111,990)	(58,744)	(603,479)	(244,348)

Cash flows from financing activities
Loans and financing funded	110,109	2,684	642,394	172,899
Amortization of principal and interest on loans and financing, advances from customers and Promissory Notes	(312,483)	(61,417)	(561,649)	(127,849)
Related parties	(57,925)	(103,925)	-	(121,359)
Net cash generated (used) by financing activities	(260,299)	(162,658)	80,745	(76,309)
Net increase (decrease) in cash and cash equivalents	(200,854)	(80,819)	(23,452)	213,564
Cash and cash equivalents at the beginning of the period	285,925	388,726	1,078,366	719,356
Cash and cash equivalents at the end of the period	85,071	307,907	1,054,914	932,920

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements
June 31, 2010 and 2009
(In thousands of reais)

1.	Operations

Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Barra Bonita, São Paulo, is a publicly-held Company, controlled by Cosan Limited, which holds 62.3% of its capital.

The primary activities of Cosan, and its subsidiaries are (i) the manufacturing and trading of sugar and ethanol, as well as energy cogeneration from sugarcane bagasse, (ii) the distribution of fuel and lubricants, and (iii) logistics transportation, warehousing and port lifting services.

The Company has 23 producing units, located in e São Paulo, Goiás and Mato Grosso do Sul States, with a nominal capacity of milling 60 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol.

The Company, through its subsidiary Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), operates in 45 fuel distribution bases and a lubricants plant in Brazil and ranks as one of the four biggest fuel distributors in the country, with a distribution network of nearly 1,700 gas stations across Brazil, which sell 5 billion liters of fuels, 93 million cubic meters of NGV and 135 thousand cubic meters of lubricants per year. Accordingly, the Company expanded its business model and became the first integrated renewable energy company, acting from the plantation of sugar cane to the distribution and retail sale of fuels.

Additionally, the Company provides logistics transportation, warehousing and port lifting services in the State of São Paulo through its Santos-based indirect subsidiary Rumo Logística S.A.

In February 2010 the Company signed a non-binding memorandum of understanding together with Shell International Petroleum Company Ltd. (“Shell”) whereby both companies plan to pool the Company’s sugar and ethanol assets and distribution facilities with Shell’s distribution facilities in Brazil. Pursuant to this non-binding memorandum of understanding, Shell will make a capital contribution in the amount of approximately US$1.6 billion (equivalent to R$2,882,000 at the exchange rate of June 30, 2010) within two years. This agreement will become official upon certain requirements being met and the conclusion of negotiations.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the quarterly financial statements

The Company’s quarterly financial statements were prepared based on the accounting standards adopted in Brazil and on the rules issued by the Brazilian Securities and Exchange Commission (“CVM”), observing the accounting guidelines set forth in the corporate law (Law Nº 6404/76) which include the new provisions established, amended and repealed by Laws 11638/07 and 11941/09,as well as standards, guidelines and interpretations issued by the Accounting Standards Board (“CPC”). These quarterly financial statements were approved by the Company's Board of Directors on August 6, 2010.

During 2009 the CPC issued, and CVM approved, several standards, interpretations and guidelines requiring companies to present new quarterly financial statements for the comparative year. These standards are mandatory only for fiscal years beginning on or after January 1, 2010 with the requirement to present comparative figures.

CVM, through Resolution 603, of November 10, 2009, authorized the publicly-held companies to adopt in advance these pronouncements for the year ended December 31, 2009, provided that these pronouncements were fully adopted.

Moreover, CVM also authorized the presentation of the quarterly information in 2010 in accordance with the accounting practices effective on December 31, 2009, upon disclosure of a note to the financial statements describing the main changes which could affect the financial statements on the year end, as well as estimates as regards to the possible effects on the shareholders’ equity and statement of income or clarifications for the lack of such estimates. In the case this option is adopted, the companies must present again the ITRs in 2010, as compared to 2009, also adjusted in accordance with the rules for 2010, at least as regards to the presentation of the financial statements for the year commencing as from January 2010.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

2.	Basis of preparation and presentation of the quarterly financial statements (Continued)

The Company decided to present its information for the first quarter of 2010 in accordance with the rules effective up to December 31, 2009, considering that the adjustments according to the international accounting standards require review of flows, internal controls, systems and other material aspects, which are still in progress and, therefore, the Company is not able to currently present accurate estimates related to the possible effects. However, the Company, at its best discretion, evaluated the technical pronouncements already issued and concluded that, except for the technical pronouncements referred to below, the other technical pronouncements will not adversely affect the Company’s equity and financial condition, on an individual and consolidated basis, taking into consideration the transactions up to the date this quarterly information was disclosed:

•	CPC 15 – Business combinations;
•	CPC 16 – Inventories;
•	CPC 20 – Loan costs;
•	CPC 22 – Segment reporting;
•	CPC 24 – Subsequent event;
•	CPC 26 – Presentation of financial statements;
•	CPC 27 – Property, plant and equipment;
•	CPC 29 – Biological assets and agricultural products;
•	CPC 37 – First time adoption of International Accounting Standards and CPC 43 Initial adoption of CPC standards 15 through 40;
•	CPC 38 – Financial instruments: recognition and measurement;
•	CPC 39 – Financial instruments: presentation;
•	CPC 40 – Financial instruments: disclosure

3.	Summary of Significant Accounting Policies

The quarterly information was prepared in accordance with the principles, practices and criteria adopted for the preparation of the financial statements as of March 31, 2010, except for the adoption for the first time of the hedging accounting, which quarterly information must be read together with the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

Hedge accounting

As from the quarter ended June 30, 2010, the Company adopted the hedge accounting in accordance with Directive OCPC 03– Financial instruments, as approved by Circular Letter CVM/SNC/SEP 03/2009 for the accounting of future sugarcane export revenues deemed highly probable. The effects resulting from the adoption of the hedge accounting are described in Note 20 to the financial statements.

Up to March 31, 2010, the Company has not adopted the hedge accounting method, despite of using the derivatives mainly for hedge purposes and, for this reason, the related variations on the derivative fair value were recorded directly in the statement of income, under Financial, net. As from April 1, 2010, the Company adopted the cash flow hedge to certain derivative financial instruments allocated for such purpose.

Upon such adoption, the variations on the fair value of the derivatives allocated to hedge the cash flow were directly recorded in the shareholders’ equity, as regards to the hedge portion considered effective. Afterwards, the amount recorded in shareholders’ equity is transferred to income at the same period in which the hedged item (sales revenues) affects the income statement. As regards to the market value variation of the non-effective derivatives, the fair value variations are recognized in the financial results together with the results of the other derivatives not allocated to the hedge accounting.

In the event the derivative instrument allocated for hedge accounting purposes is not effective, expires, is sold, terminated or exercised, the hedge accounting must be discontinued on a prospective basis. The gain or loss previously accumulated and recorded in shareholders’ equity will remain until the estimated transactions are carried out.

At the time of designation of the hedge relationship, it is expected that the hedge is highly effective because the critical terms of the hedging instrument and the hedged forecast transaction risks are equal and symmetrical. The highly probable forecast transaction is covered until its effective realization. At the time of designation of the hedge relationship, the allocation of derivatives covering the risk of change in the price of sugar provided for future transactions (export earnings) takes into account the commercial screen contracted in the future position.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

Hedge accounting (Continued)

At each reporting date, the Company reassesses the hedge's expected effectiveness prospectively and measures the true effectiveness of the hedge retrospectively. The real effectiveness of the hedge is measured by the method of the coverage ratio on a cumulative basis (since the start of coverage). The coverage is considered highly effective if the compensation effect of the variation of the item being hedged by the hedging instrument is in the range of tolerance of 80% to 125%. The company differs in shareholders’ equity the effective portion of gains and losses on hedging instruments for the entire period of coverage until they are transferred to the result in the period of the transactions covered. The ineffective portion of hedge is transferred immediately to the financial result.

Other derivative financial instruments not allocated for hedge accounting purposes

The derivative instruments not allocated for hedge accounting purposes are stated at fair value under financial results.

Consolidation of quarterly information

The consolidated quarterly information was prepared in accordance with the basic consolidation principles, including the following main procedures: (i) elimination of asset and liability accounts amongst the consolidated companies; (ii) elimination of investments, proportionally to the parent company’s interest in the subsidiaries’ shareholders’ equity; (iii) elimination of revenues and expenses resulting from the businesses carried out amongst the consolidated companies; and (iv) elimination of unrealized revenues arising from consolidated intercompany transactions, as necessary.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

3.	Summary of Significant Accounting Policies (Continued)

Consolidation of quarterly information (Continued)

The year end for the companies included in the consolidation is the same for the Company’s year end, adjusted in order to reflect the effects for the quarter, in accordance with the accounting practices adopted for the consolidated companies according to those adopted on March 31, 2010.

The special purpose companies are consolidated when such companies are controlled by the Company. The control indicators include, among others, an evaluation of the Company’s exposure to the special purpose company’s risks and benefits.

The main consolidated companies are listed below:

	Direct and indirect interest as of
	06/30/10	03/31/10
Administração de Participações Aguassanta Ltda.	91.5%	91.5%
Cosan S.A Açúcar e Álcool	99.6%	99.6%
Águas da Ponte Alta S.A. (1)	99.6%	99.6%
Vale da Ponte Alta S.A.	99.6%	99.6%
Agrícola Ponte Alta S.A.	99.6%	99.6%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%
Barra Bioenergia S.A.	99.6%	99.6%
DaBarra Alimentos S.A.	99.6%	99.6%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	99.6%	99.6%
Benálcool Açúcar e Álcool S.A.	99.6%	99.6%
Barrapar Participações Ltda.	99.6%	99.6%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	99.6%	99.6%
Agrobio Investimentos e Participações S.A. (3)	99.6%	-
Bioinvestments Negócios e Partipações S.A. (3)	99.6%	-
Proud Participações S.A. (3)	99.9%	-
Cosan Distribuidora de Combustíveis Ltda.	99.9%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%
Cosan International Universal Corporation	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%
Grançucar S.A. Refinadora de Açúcar	100.0%	100.0%
Cosan Combustíveis e Lubrificantes S.A.	100.0%	100.0%
Copsapar Participações S.A.	90.0%	90.0%
Novo Rumo Logística S.A.	92.9%	92.9%
Rumo Logística S.A.	92.9%	92.9%
Cosan Operadora Portuária S.A.	92.9%	92.9%
Teaçú Armazéns Gerais S.A.	92.9%	92.9%
Teas Terminal Exportador de Álcool de Santos S.A.	66.7%	66.7%
Pasadena Empreendimentos e Participações S.A. (2)	-	-
Cosan Alimentos S.A.	100.0%	100.0%

(1)	Year ended December 31 of each year.
(2)	Special purpose entity, controlled by the Company.
(3)	Companies established upon the payment of rural and urban properties of the plants (Note 8).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

4.	Cash and cash equivalents

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
Cash	140	247	411	384
Overnight investments	-	-	50,900	50,470
Bank checking accounts	2,262	1,767	72,940	22,740
Amounts pending foreign exchange closing	44,172	125,882	44,868	127,755
Financial investments	38,497	158,029	885,795	877,017
	85,071	285,925	1,054,914	1,078,366

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, are remunerated according to the Federal Funds rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

The balances of financial investments mainly correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 101.3% of the Interbank Deposit Certificate – CDI.

5.	Trade accounts receivable

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
Domestic	28,947	97,930	547,975	675,008
International	78,843	127,837	127,370	148,655
(-) Allowance for doubtful accounts	(984)	(806)	(56,218)	(57,248)
	106,806	224,961	619,127	766,415

6.	Inventories

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
Finished goods:
Sugar	87,113	10,050	298,889	93,610
Ethanol	98,233	17,194	321,795	56,232
Fuels and lubricants	-	-	271,148	266,461
Harvest costs	134,654	171,331	367,319	434,046
Supplies and other	71,204	63,851	220,000	221,641
(-) Provision for inventory realization and obsolescence	(10,966)	(6,783)	(45,492)	(25,260)
	380,238	255,643	1,433,659	1,046,730

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

7.	Related parties

	Assets
	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
Cosan S.A. Açúcar e Álcool	448,868	276,121	-	-
Cosan Alimentos S.A.	-	122,679	-	-
Pasadena Empreendimentos e Participações S.A.	33,199	22,160	-	-
Rezende Barbosa S.A. Administração e Participações	-	-	86,944	87,071
Cosan Operadora Portuária S.A.	46,270	17,879	-	-
Vertical UK LLP	30,737	10,306	32,490	14,965
Other	4,463	2,238	10,061	4,234
	563,537	451,383	129,495	106,270
Current	(530,338)	(429,223)	(49,883)	(24,859)
Noncurrent	33,199	22,160	79,612	81,411

	Liabilities
	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
Cosan Finance Limited	688,022	668,395	-	-
Rezende Barbosa S.A. Administração e Participações	-	-	109,798	-
CCL Finance Limited	329,072	317,844	-	-
Cosan Combustíveis e Lubrificantes S.A.	63,115	38,537	-	-
Logispot Armazéns Gerais S.A.	-	-	7,496	11,244
Other	45,998	36,016	2,779	3,172
	1,126,207	1,060,792	120,073	14,416
Current	(147,092)	(92,818)	(120,073)	(14,416)
Noncurrent	979,115	967,974	-	-

	Parent company		Consolidated
	04/01/10 to 06/30/10	04/01/09 to 06/30/09	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Asset balance transactions
Fund remittances, net of receipts, credit assignments and advances	205,837	275,819	(53,277)	(75,685)
Sales of finished products, inputs and services (1)	39,990	41,417	-	-
Purchases of finished products, inputs and services (1)	(168,744)	(174,610)	-	-
Sales of finished products, inputs and services to affiliate and related companies	30,919	30,991	76,502	69,059
Merged assets	-	-	-	138,682
Financial revenues	4,152	1,777	-	-
	112,154	175,394	(23,225)	132,056
Liability balance transactions
Fund raising (payments)	34,559	72,790	8,085	(3,532)
Purchase of sugarcane raw materials from associated company	-	-	113,742	23,618
Financial expense (revenue)	30,856	(120,989)	-	(60,275)
	65,415	(48,199)	105,657	(64,324)

(1)	It consists of operations carried out between Cosan’s direct and indirect subsidiaries included in the consolidation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

7.	Related parties (Continued)

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The credit balance of Cosan S.A Açúcar e Álcool as of June 30, 2010, corresponds to funds remitted to its indirect subsidiary Cosan Centroeste S.A., which remittances were made for account and at the order of such subsidiary and which bear no interest.

On January 21, 2010, Pasadena Empreendimentos and Participações S.A. ("Pasadena") was incorporated. Pasadena was formed with the specific purpose of managing the gas station chain acquired by the Company. As of June 30, 2010, the Company had made advances in the amount of R$33,199 under a purchase and sale agreement covering 46 gas stations, of which 19 stations had already been acquired.

The receivable of Cosan Alimentos S.A. essentially relates to advances made for a future capital increase in that company. These advances do not accrue interest. For the quarter ended June 30, 2010, upon raising of funds with BNDES, the parent company settled such balance.

The receivable of Cosan Operadora Portuária S.A. refers to advances to freight payments. These advances do not accrue interest.

The receivable of associated company Vertical UK LLP refers to the sale of ethanol, the receipt period of which is 30 days.

The balance payable to Cosan Finance Limited refers to future sugar export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The balance payable to Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) refers to the purchase of sugarcane raw materials to be settled during the current year. Moreover, the balance receivable refers to the credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos.

The balance payable to CCL Finance Limited refers to prepayment contracts for future sugar exports to be settled in 2014, which is subject to US Dollar exchange variation and annual interest of 9.5%.

The balance payable to Cosan CL refers to financial funds remitted to the Company, without interest.

The balance payable to Logispot Armazéns Gerais S.A. refers to the outstanding payment of interest acquired.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

7.	Related parties (Continued)

At June 30, 2010, the Company and its subsidiary Cosan Açúcar e Álcool were lessees of approximately 68,000 hectares of related companies land (unaudited information). Furthermore, the Company has acquired, as of the quarter ended June 31, 2010, 2,420 thousand metric tonnes of sugar cane from Rezende Barbosa (unaudited information). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

8.	Investments

	Parent company
	Investees		Investor
	Shareholders’ equity	Net income for the year	Equity interest %		Investments		Equity in the results
	06/30/10	04/01/10 to 06/30/10	06/30/10	03/31/10	06/30/10	03/31/10	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Administração de Participações Aguassanta Ltda.	141,393	(11)	91.5	91.5	129,372	129,382	(10)	1,150
Cosan S.A. Açúcar e Álcool	2,886,987	(112)	95.1	95.1	2,744,861	2,744,968	(107)	24,493
Copsapar Participações S.A.	210,856	14,479	90.0	90.0	189,770	173,842	15,928	(11,773)
Novo Rumo Logística S.A.	295,247	20,342	28.8	28.8	84,017	77,924	7,166	(324)
TEAS - Terminal Exportador de Álcool de Santos S.A. (2)	47,925	195	66.7	66.7	31,950	39,121	130	114
Cosan S.A. Bioenergia	132,859	1,225	100.0	100.0	132,859	131,634	1,225	1,963
Radar Propriedades Agrícolas S.A.	823,662	5,066	18.9	18.9	155,828	154,836	992	1,282
Cosan International Universal Corporation	614	-	100.0	100.0	614	607	-	118
Cosan Finance Limited	22,577	(863)	100.0	100.0	22,577	23,179	(863)	1,167
Cosanpar Participações S.A. (1)	-	-	-	-		-	-	72,212
Cosan Combustíveis e Lubrificantes S.A.	1,869,395	35,161	100.0	100.0	1,869,369	1,901,333	35,161	21,893
Cosan Alimentos S.A. (3)	257,140	(5,423)	100.0	100.0	714,761	715,385	(5,149)	1,651
Proud Participações S.A. (4)	58,957	-	93.4	-	55,038	-	-	-
Other investments	-	-	-	-	26,820	20,012	(1,918)	(4,954)
					6,157,836	6,112,223	52,555	108,992

(1)	Merged by Cosan CL on June 23, 2009;
(2)	The investment balances, as of June 30 and March 31, 2010, include the goodwill generated from the acquisition of shares in the amount of R$7,301;
(3)
As of June 30, 2010, this includes the amounts of R$365,240 (R$360,716 as of March 31, 2010) and R$92,380 (R$102,952 as of March 31, 2010) related to the advances for future capital increase and goodwill from acquisition of Curupay, respectively;

(4)	Established upon payment of rural and urban real estate properties; and
(5)	Including equity in the losses on negative liabilities, in the amount of R$ 1,918.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

8.	Investments (Continued)

As of the quarter ended June 30, 2010 and 2009, the account Investments showed the following transactions:

	Parent company		Consolidated
	04/01/10 to 06/30/10	04/01/09 to 06/30/09	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Opening balances	6,112,223	4,788,932	193,123	278,209
Equity pickup	54,473	108,992	992	(3,554)
Investment additions and advance for future capital increase	4,524	4,000	-	4,000
Payment of capital with property, plant and equipment and additions resulting from merger/spin-off	55,038	334,072	-	2,769
Investment acquisition advancement write-off	-	-	-	(100,000)
Merger goodwill	-	(18,194)	-	-
Dividends	(68,198)	-	-	-
Other	(224)	(1,660)	(490)	(133)
Final balances	6,157,836	5,216,142	193,625	181,291

9.	Property, plant and equipment

		Parent company
		06/30/10			03/31/10
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	5,045	-	5,045	59,591
Machinery, equipment and installations	10	537,804	(308,859)	228,945	214,814
Aircraft	10	13,395	(13,308)	87	460
Vehicles	20	86,696	(43,208)	43,488	25,682
Furniture, fixtures and computer equipment	18	31,147	(16,024)	15,123	14,624
Buildings and improvements	4	174,728	(35,524)	139,204	139,987
Construction in progress	-	113,365	-	113,365	101,344
Sugarcane planting costs	20	484,592	(251,790)	232,802	233,210
Parts and components to be periodically replaced	100	103,850	(41,261)	62,589	82,410
Other	-	416	-	416	-
		1,551,038	(709,974)	841,064	872,122

		Consolidated
		06/30/10			03/31/10
	Average annual depreciation rates (%)	Cost	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	210,922	-	210,922	210,429
Machinery, equipment and installations	11	3,641,854	(1,621,722)	2,020,132	1,896,446
Aircraft	10	30,903	(13,795)	17,108	4,995
Vehicles	19	264,103	(145,733)	118,370	89,004
Furniture, fixtures and computer equipment	18	138,330	(93,611)	44,719	40,007
Buildings and improvements	4	1,049,733	(307,919)	741,814	714,588
Wagons	3	87,829	(288)	87,541	-
Construction in progress	-	1,451,237	-	1,451,237	1,408,252
Sugarcane planting costs	20	1,523,794	(754,568)	769,226	749,851
Parts and components to be periodically replaced	100	306,215	(108,280)	197,935	245,178
Advances for purchase of property, plant and equipment	-	175,010	-	175,010	200,634
Other	-	2,025	-	2,025	1,681
		8,881,955	(3,045,915)	5,836,039	5,561,065

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

9.	Property, plant and equipment (Continued)

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to (i) investments in co-generation capacity, (ii) upgrading and expansion of industrial plants, (iii) expanding warehousing capacity, and (iv) advances for purchases of locomotives.

As of the quarters ended June 30, 2010 and 2009, the property, plant and equipment account showed the following transactions:

	Parent company		Consolidated
	04/01/10 to 06/30/10	04/01/09 to 06/30/09	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Opening balances	872,122	789,259	5,561,065	3,493,947
Additions to the property plant and equipment	114,707	55,138	597,000	420,618
Write-offs	(209)	(3,923)	(2,353)	(14,563)
Transfer to intangible assets			(15,889)
Depreciation and amortization		-	(303,784)
Offset due to capital contribution in subsidiaries	(55,038)
Additions due to merger/acquisition				812,985
Closing balances	841,064	768,685	5,836,039	4,516,362

10.	Intangible

	Parent company
	06/30/10			03/31/10
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona (ABC 125 and ABC 126)	267,824	(84,811)	183,013	183,013
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
	595,804	(218,361)	377,443	377,443
Other intangibles
Software (amortization at the rate of 20% p. a.)	48,085	(26,128)	21,957	22,205
	643,889	(244,489)	399,400	399,648

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

10.	Intangible (Continued)

	Consolidated
	06/30/10			03/31/10
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Cosan Açúcar e Álcool	35,242	(34,684)	558	558
Formation of FBA	22,992	(18,585)	4,407	4,407
Acquisition of Univalem S.A. Açúcar e Álcool	24,118	(19,100)	5,018	5,018
Acquisition of Grupo Destivale	69,918	(27,424)	42,494	42,494
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona	818,831	(255,815)	563,016	563,016
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Acquisition of Usina Santa Luíza	47,053	(4,705)	42,348	42,348
Acquisition of Benálcool	167,300	(18,053)	149,247	149,247
Acquisition of Aliança	1,860	-	1,860	1,860
Acquisition of Cosan CL	1,522,458	(134,396)	1,388,062	1,378,696
Acquisition of Teaçu	73,668	-	73,668	69,145
Formation of Curupay (Cosan Alimentos) (1)	92,380	-	92,380	102,952
Acquisition of Açúcar União	74,832	(57,371)	17,461	17,461
Acquisition of Destilaria Paraguaçu	166,656	-	166,656	166,656
Subscription of shares of Nova América	121,893	-	121,893	121,893
Purchase of shares of TEAS	7,301	-	7,301	7,301
	3,574,482,054	(703,683)	2,870,799	2,867,482
Other intangibles
Software (amortization at the rate of 20% p. a.)	98,123	(60,599)	37,524	29,251
Other	13,703	(787)	12,916	4,575
	111,826	(61,386)	50,440	33,826
	3,686,308	(765,069)	2,921,239	2,901,308

(1)	Reversal of goodwill due to the partial return of provision for losses, in the amount of R$10,572.

As of the quarters ended June 30, 2010 and 2009, the intangibles account showed the following transactions:

	Parent company		Consolidated
	04/01/10 to 06/30/10	04/01/09 to 06/30/09	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Opening balances	399,648	403,918	2,901,308	2,418,753
Accretion to goodwill, net of offsets	-	18,194	3,317	85,162
Increase in software and other intangibles	1,860	-	3,404	-
Accretion from acquisitions/mergers	-	-	-	306,010
Goodwill derived from disposals	-	-	-	(85,589)
Transfers of property, plant and equipment	-	-	15,889	-
Amortization of software and other intangibles	(2,332)	(2,234)	(7,946)	-
Others	224	3,888	5,267	-
Closing balances	399,400	423,766	2,921,239,811	2,724,336

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

11.	Taxes and social contributions payable

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
ICMS	952	8,865	37,938	49,197
IPI	349	886	15,419	6,379
INSS	6,943	6,933	24,011	23,891
PIS	71	1,120	4,678	8,129
COFINS	324	5,153	21,772	32,076
Installment payments – Refis IV	98,313	97,703	662,653	665,470
Income and social contribution taxes payable	-	-	6,005	2,597
Other	11,737	9,618	22,736	21,628
	118,689	130,278	795,212	809,367
Current liabilities	(30,886)	(42,633)	(197,350)	(215,862)
Noncurrent liabilities	87,803	87,645	597,862	593,505

Noncurrent amounts will become due as follows:

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
13 to 24 months	12,070	11,732	64,113	60,349
25 to 36 months	8,596	9,326	60,289	57,933
37 to 48 months	6,411	6,525	54,702	54,991
49 to 60 months	6,389	6,169	54,635	51,241
61 to 72 months	6,063	6,043	53,842	51,026
73 to 84 months	5,736	5,521	45,126	44,303
85 to 96 months	5,736	5,521	41,604	38,911
As from 97 months	36,802	36,808	223,551	234,751
	87,803	87,645	597,862	593,505

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs, particularly with the regular payment of the installments as required by applicable law. The required conditions are fully complied by the Company and its subsidiaries.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

12.	Income and social contribution taxes

a)	Reconciliation of income and social contribution tax income (expenses):

	Parent company		Consolidated
	04/01/010 to 06/30/10	04/01/09 to 06/30/09	04/01/010 to 06/30/10	04/01/09 to 06/30/09
Operating profit (loss) before income tax and social security contribution	(13,791)	450,588	29,128	485,604
Income tax and social security contribution at nominal rate (34%)	4,689	(153,200)	(9,904)	(165,105)
Adjustments made for determining the effective rate:
Equity pickup	18,521	37,057	(119)	(1,208)
Amortization of non-deductible goodwill		4,992	-	11,653
Non-deductible donations and contributions	(422)	(388)	(1,464)	(489)
Recognized granted options	(173)	(1,183)	(173)	(1,183)
Claims related to income tax	-	-	(2,248)	-
Others	(105)	(597)	(4,599)	(1,567)
Total of deferred and current taxes	22,510	(113,319)	(18,507)	(157,899)
Effective rate	-	25.15%	63.54%	32.52%

b)	Deferred income and social contribution tax assets:

	Parent company
	06/30/10				03/31/10
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	148,029	37,007	13,323	50,330	50,183
Tax losses	299,906	74,976	-	74,976	82,878
Social security contribution negative basis	300,007	-	27,001	27,001	29,845
		111,983	40,324	152,307	162,906
Exchange variation	(421,828)	(105,457)	(37,964)	(143,421)	(152,320)
Tax implications of Law No. 11,638/07	(91,491)	(22,873)	(8,234)	(31,107)	(48,997)
Goodwill	(68,629)	(17,157)	(6,177)	(23,334)	(19,380)
		(145,487)	(52,375)	(197,862)	(220,697)
Total deferred taxes		(33,504)	(12,051)	(45,555)	(57,791)
Current assets				12,695	12,680
Non-current assets				139,612	150,226
Non-current liabilities				(197,862)	(220,697)

	Consolidated
	06/30/10				03/31/10
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	986,238	246,560	88,761	335,321	339,689
Tax losses	822,432	205,608	-	205,608	217,360
Social security contribution negative basis	834,729	-	75,126	75,126	79,375
		452,168	163,887	616,055	636,424
Exchange variation	(511,825)	(127,955)	(46,064)	(174,019)	(183,449)
Tax implications of Law No. 11,638/07	(91,491)	(22,874)	(8,234)	(31,108)	(48,998)
Goodwill	(400,491)	(100,123)	(36,044)	(136,167)	(114,152)
		(250,952)	(90,342)	(341,294)	(346,599)
Total deferred taxes		201,216	73,545	274,761	289,825
Current assets				94,581	76,310
Non-current assets				521,474	560,114
Non-current liabilities				(341,294)	(346,599)

Deferred income and social contribution tax on accumulated loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared by management.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

12.	Income and social contribution taxes (Continued)

b)	Deferred income and social contribution tax assets--Continuação

The Company expects to realize non-current tax credits and debts in the course of the following years:

	Assets
	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
2012	10,636	10,622	97,840	84,818
2013	16,424	16,409	97,479	93,328
2014	16,355	16,340	76,804	68,303
2015 to 2017	81,098	84,688	188,452	194,445
2018 to 2019	15,099	22,167	60,899	119,220
	139,612	150,226	521,474	560,114

	Liabilities
	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
2012	17,453	20,132	23,573	23,245
2013	17,453	20,132	23,573	23,245
2014	17,453	20,132	23,573	23,245
2015 to 2017	52,359	60,394	123,495	69,733
2018 to 2019	93,144	99,907	147,080	207,131
	197,862	220,697	341,294	346,599

Tax credit recovery estimates were based on taxable profit projections, taking into consideration several financial and business assumptions on the balance sheet preparation date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing

	Financial charges (1)		Parent company		Consolidated			Guarantees (2)
Description	Index	Annual average interest rate	06/30/10	03/31/10	06/30/10	03/31/10	Final maturity	06/30/10	03/31/10

Senior Notes Due 2014	Dollar (US)	Interest of 9.5%	-	-	653,653	631,246	August/2014	-	-

Senior Notes Due 2017	Dollar (US)	Interest of 7.0%	-	-	741,477	720,573	February/2017	-	-

BNDES (3)	URTJLP	Interest of 3.1%	-	-	1,336,207	1,057,775	October/2025 March/2018 April/2018 April/2015 November/2012 January/2013 October/2012	Credit rights from electric energy sale agreements	Credit rights from electric energy sale agreements

Bank credit certificate	CDI	Interest of 0.6%	-	-	60,146	61,444	December/2011	Conditional sale	-

ACC	Dollar (US)	Interest of 1.9%	184,184	296,375	184,184	296,375	March/2011	-	-

Bonuses in perpetuity	Dollar (US)	Interest of 8.3%	820,229	810,896	820,229	810,896	-	-	-

Resolution 2471	IGP-M Fixed	Interest of 4.0% Interest of 3.0%	102,920 121	99,493 121	625,082 121	603,504 121	December/2020 October/2025	Treasury certificates and mortgaged lands	Treasury certificates and mortgaged lands

Prepayments	Dollar (US) + Libor	Interest of 6.3%	453,166	537,390	899,110	980,533	September/2014	-	-

Credit note	123.4% CDI Dollar (US)	- Interest of 6.2%	304,849 182,089	311,916 182,831	304,849 182,089	378,748 182,830	October/2012	-	-

Finame	Fixed URTJLP Dollar (US)	Interest of 4.9% Interest of 4.0% Interest of 7.6%	45,069 19,044 -	225 20,162 -	253,531 89,374 77	106,255 94,775 84	January/2022 March/2018 November/2012	Statutory lien on purchased assets	Statutory lien on purchased assets

Other	Sundry	Sundry	-	-	73,194	56,286	Sundry	Mortgage, inventories and statutory lien on purchased assets	Mortgage, inventories and statutory lien on purchased assets
Expenses incurred with security placement			(15,582)	(18,488)	(40,335)	(44,014)	-	-	-
			2,096,089	2,240,921	6,182,988	5,937,431
Current			(465,333)	(500,142)	(860,304)	(800,902)
Non-current			1,630,756	1,740,779	5,322,684	5,136,529

(1)	Financial charges as of June 30, 2010, except as indicated otherwise;
(2)	All loans and financings are secured by promissory notes and sureties posted by the Company, its subsidiaries and controlling shareholders, in addition to the collateral described above; and
(3)
These correspond to funds secured by direct and indirect subsidiaries, Cosan S.A. Bioenergia, Barra Bioenergia S.A. and Cosan Centroeste S.A. Açúcar e Álcool, for the purpose of financing cogeneration and greenfield projects.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Noncurrent loans, net of expenses with placement of notes, have the following scheduled maturities:

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
13 to 24 months	347,528	333,679	667,403	612,101
25 to 36 months	358,718	510,570	657,849	748,966
37 to 48 months	7,921	33	767,603	235,191
49 to 60 months	5,005	26	379,000	849,737
61 to 72 months	8	8	150,325	113,057
73 to 84 months	8	8	870,053	825,623
85 to 96 months	18,013	8	178,415	109,472
As from 97 months	893,555	896,447	1,652,036	1,642,382
	1,630,756	1,740,779	5,322,684	5,136,529

Senior Notes due on 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$350,000 of Senior Notes in the international capital markets according to Regulations S and 144A that bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February 2010.

Senior Notes due in 2017

On January 26, 2007, wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

Advance Against Exchange Agreements and Credit Note

Certain advances against exchange agreements and credit notes were taken out from several banking institutions and will be settled against export proceeds over 2012. These transactions bear interest at rates that vary between 1.7% and 6.2% per annum, payable semi annually at each maturity date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing (Continued)

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Cosan Açúcar e Álcool.

Resolution 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On June 30, 2010, these certificates, classified as noncurrent assets, amounted to R$33,040 (R$31,234 as of March 31, 2010), at the Company, and R$217,550 (R$205,657 as of March 31, 2010), at consolidated. Payments pursuant to such certificates are remunerated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and in 2025 at consolidated.

Advanced payments

During the year ended March 31, 2010, the Company and its subsidiary Cosan Alimentos S.A. funded R$924,327, the equivalent to US$530,000 thousand as advances for future sugar exports to the settled in 2012 and 2014. Exchange rate variation and annual interests based on the Libor rate, plus 6.2% spread p.a. are levied over these advances.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

13.	Loans and financing (Continued)

FINAME

This refers to loans associated with the financing of machinery and equipment (FINAME – Financiamento de Máquinas e Equipamentos) obtained from several financial institutions. These loans are intended to fund capital expenditures. These loans bear interest at rates that vary between 3.0% to 5.0% per annum, payable monthly, and are secured by statutory liens on the purchased assets.

Restrictive covenants

The Company and its subsidiaries are subject to certain restrictive covenants contained in loan and financing agreements, based on certain financial indicators ascertained on a annually basis.

Restrictive covenants have been met by the Company and its subsidiaries.

14.	Provision for judicial demands

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
Tax issues	40,823	40,144	403,538	397,051
Civil and labor	39,725	37,044	221,415	214,932
	80,548	77,188	624,953	611,983
Court deposits	(6,085)	(5,632)	(168,870)	(167,562)
	74,463	71,556	456,083	444,421

For the quarters ended June 30, 2010 and 2009, the provision for legal claims was as follows:

	Parent company		Consolidated
	04/01/10 to 06/30/10	04/01/09 to 06/30/09	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Opening balances	71,556	236,633	444,421	1,105,899
Formation, net	3,488	592	10,656	2,890
Inflation adjustment	(131)	3,686	2,972	12,699
Accretion from acquisitions, net of write-offs	-	-	-	16,331
Others	(450)	(1,011)	(1,966)	(2,359)
	74,463	239,900	456,083	1,135,460

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Court proceedings deemed as probable losses

The main tax judicial demands at June 30, 2010 and March 31, 2010, are as follows:

	Parent company		Consolidated
Description	06/30/10	03/31/10	06/30/10	03/31/10
IPI (i)	6,345	6,290	8,442	8,357
IPC – 89 (ii)	-	-	87,772	86,503
Finsocial offsetting (iii)	-	-	175,339	172,960
ICMS credits	16,937	16,553	66,979	60,240
PIS and Cofins	4,352	4,297	21,467	21,212
IRPJ and CSLL	797	789	797	789
Others	12,392	12,215	42,742	46,990
	40,823	40,144	403,538	397,051

(i)
During the year ended March 31, 2010, the Company and its direct and indirect subsidiaries Cosan Alimentos, Cosan Açúcar e Álcool, Bonfim Nova Tamoio – BNT Agrícola Ltda., Benalcool Açúcar e Álcool S.A. and Administração de Participações Aguassanta Ltda. opted for the payment in installments of Refis IV, related to ongoing legal demands involving undue use of IPI credit premium and other federal taxes. In addition, the Company and its subsidiaries utilize accumulated tax losses to pay these demands and the fines and interest thereof. Subsequently, the claims related to the remaining credit premium - IPI were fully paid for in installments, as well as installments of other federal taxes, which were recorded under taxes and contributions payable.

(ii)
In 1993 subsidiary Cosan CL filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, which index did not reflect the actual inflation back then. The use of this index caused the Company to supposedly overstate and overpay the IRPJ and CSLL. Cosan CL obtained a favorable preliminary order that allowed it to recalculate the balance sheet restatement, now using indexes that accurately measured the inflation over the relevant period. In doing so the company rectified the amounts of IRPJ and CSLL payable. Identified overpayments for both taxes were offset in subsequent years until 1997, when the balance was zeroed. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997. Given the contingent nature of this tax offsetting, associated amounts were also recorded as a provision for court rulings and have been restated against the variation of the SELIC rate.

(iii)
From June through December 1994, subsidiary Conan CL offset COFINS and several other taxes with previously paid amounts of FINSOCIAL. This offsetting was backed in a preliminary order issued by a court of competent jurisdiction in a suit brought to challenge the constitutionality of FINSOCIAL.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Court proceedings deemed as probable losses (Continued)

In 1995 Cosan CL was declared exempt from COFINS levies. Thus, the company understood that past offsets of COFINS against FINSOCIAL were not in order and in 2003, based on another favorable court ruling relative to FINSOCIAL, concluded that FINSOCIAL credits previously offset against CONFINS were once again available to be offset against other tax liabilities. The Company then offset these credits against IRPJ, CSLL, CIDE, PIS, COFINS and IRRF resulting from its operations. Once again, because of the contingent nature of this procedure the Company recorded the full offset amount as a provision for court rulings until the Federal Revenue Service ratified this offsetting.

In 2008 the Federal Revenue Service dismissed the offsetting performed on the ground that Cosan CL had already used the tax credits to offset COFINS back in 1994. In view of this understanding, the management of the Company decided to challenge the administrative decisions, which is pending judgment at the Taxpayers' Council. The amount recorded as provision for court ruling has been restated against the SELIC rate.

Court proceedings deemed as possible losses

As regards tax, labor and civil claims whose likelihood of unfavorable outcome is rated as possible, and, as a consequence no provision for lawsuits was recorded in the quarterly financial information, are as follows:

	Parent company		Consolidated
	06/30/10	03/31/10	06/30/10	03/31/10
Notice of infringement – Income tax withheld at source (i)	185,062	182,824	186,597	182,824
ICMS – State VAT (ii)	42,579	33,550	337,704	322,340
IPI – Federal VAT (iii)	10,681	10,617	265,310	263,597
Offsets against IPI credits – IN 67/98 (iv)	-	-	165,549	174,867
PIS and COFINS	12,246	12,078	145,142	143,556
Civil and labor (v)	77,983	74,695	502,407	490,493
Others	42,571	33,636	137,842	124,389
	371,122	347,400	1,740,550	1,702,066

(i)	Notice of infringement – Income tax withheld at source

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary company. This notice of infringement led to an administrative proceeding which is deemed a likely loss in the opinion of the Company's legal counsels, the amount of which was not recorded as a provision in the Company's quarterly financial information.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

14.	Provision for judicial demands (Continued)

Court proceedings deemed as possible losses (Continued)

(ii)	ICMS - Tax on the Circulation of Goods and Transportation Services

This refers essentially to (a) a notice of infringement served on account of an alleged failure to pay ICMS and perform ancillary duties relative to agricultural partnership operations and processing activities outsourced to Central Paulista Açúcar e Álcool Ltda., from May through December 2006, and May through December 2007; (b) ICMS levied on granulated sugar exports which were deemed semi-processed commodities by the tax agent in charge of this assessment, and as such subject to be levied by the ICMS pursuant to the applicable regulation.

(iii) IPI - Excise Tax on Manufactured Goods

Normative Instruction SRF No. 67/98 validated a procedure whereby manufacturing plants sold several types of cane sugar, including demerara, higher refined, special refined, special extra refined and granulated refined sugars, without assessing and paying IPI from July 6, 1995 through November 16, 1997, as well as amorphous refined sugar sales from January 14, 1992 through November 16, 1997. This instruction was applied to the relevant proceedings initiated by the Federal Revenue Service, which are deemed as possible losses in the opinion of the Company's legal counsels.

(iv) Offsets against IPI credits – IN 67/98

Normative Instruction SRF No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined amorphous sugar from January 14, 1992 through November 16, 1997. In view of this rule, Cosan Açúcar and Álcool applied for offsetting amounts paid during the relevant periods against other tax liabilities of its own. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. Cosan Açúcar and Álcool challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, subsidiary Cosan Açúcar and Álcool filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by the competent court. The legal counsel in charge of this suit has deemed it a probable loss.

The amount offset, duly restated as of June 30, 2010, is R$164,261 (R$162,928 as of March 31, 2010). Likewise, subsidiary Cosan Alimentos S.A. holds a similar claim against the Federal Revenue Service in the amount of R$12,032, duly restated as of June 30, 2010.  In view of the opinion of its legal counsels, the management of the Company has seen fit not to establish an accounting provision for the amounts involved in this lawsuit.

(v) Civil and labor

The Company and its subsidiaries are party in several civil and labor claims resulting from the normal course of its activities. On June 30, 2010, out of the total amount, R$31,303 (R$35,653 as of March 2010) in the parent company and R$90,873 (R$235,010 as of March 2010) in the consolidated represent civil claims and R$46,680 (R$39,042 as of March 2010) in the parent company and R$279,033 (R$255,483 as of March 2010) in the consolidated represent labor claims.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

15.	Accounts receivable from federal government

On February 28, 2007, subsidiary Cosan Açúcar e Álcool recognized gain of R$318,358, corresponding to a lawsuit filed against federal government claiming indemnification for damages since prices of its products, at the time the sector was subject to government control, were imposed not observing the prevailing reality of the sector created by government control itself. A final decision in favor of the subsidiary was handed down. The gain was recorded in the statement of operations for the year, the contra entry being to noncurrent assets of the Company, in receivables from federal government.

The Company awaits a final ruling on the manner of payment. This payment will be effected in the form of court-mandated government bonds which, once issued, will be settled within 10 years.

As of June 30, 2010, the assets reported relative to the suit for loss and damages and related provision for attorney's fees amounted to R$336,273 and R$40,353 (R$333,733 and R$40,048 as of March 2010), respectively.

Subsidiary Cosan Açúcar e Álcool has other claims for damages of this nature filed against the Federal Government, which are not recognized in accounting since these still represent contingent assets.

16.	Shareholders’ equity

a)	Capital

As of June 30, 2010, the stock capital was divided into 406,560,317 (the same as of March 31, 2010) registered, book-entry shares of common stock at no par value. The authorized capital stock can be increased up to the limit of R$5,000,000 without any amendment to the by-laws upon resolution of the Board of Directors.

b)	Dividends

On June 7, 2010, the Board of Directors’ Meeting was approved the additional distribution of dividends in the amount of R$83,431, ratified at the Shareholders’ Meeting, held on June 30, 2010, which will total R$200,000 of dividends to be distributed on August 30, 2010.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

16.	Shareholders’ equity (Continued)

c)	Treasury shares

On June 30, 2010 the Company held in treasury 343,139 book entry common registered shares with no par value, whose market value per share, as of that date, amounted to R$22.58.

17.	Management compensation

Directors and executive officers are paid through pro-labore. The amounts related to such compensation are recorded in the statement of income for the three-month period ended June 30, 2010, in the amount of R$1,142 (R$1,311 as of June 30, 2009), under General and administrative expenses.

18.	Financial, net

	Parent company		Consolidated
	04/01/10 to 06/30/10	04/01/09 to 06/30/09	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Financial expenses
Interest	(66,799)	(93,114)	(149,863)	(133,144)
Inflation adjustment expense	(2,821)	333	(17,653)	(4,964)
Bank expenses	(46)	(148)	(648)	(904)
	(69,666)	(92,929)	(168,164)	(139,012)
Financial revenues
Interest	7,773	6,078	26,958	19,769
Inflation adjustment income	895	(88)	8,125	2,139
Income from money market investments	2,251	4,199	17,966	10,612
Discounts earned	10	255	211	571
	10,929	10,444	53,260	33,091
Exchange variation
Exchange losses (1)	(23,826)	352,778	(41,662)	355,794
Exchange gains (1)	1,862	(24,807)	9,436	22,743
	(21,964)	327,971	(32,226)	378,537
Net impact of derivatives (2)
Commodity derivatives	(9,323)	(108,882)	13,377	(125,515)
Exchange and interest derivatives	(13,813)	206,705	(5,587)	286,332
	(23,136)	97,823	7,790	160,817
	(103,837)	343,309	(139,340)	433,433

(1) Includes exchange gains (losses) on assets and liabilities denominated in foreign currency; and,
(2) Includes realized and unrealized income from transactions in futures markets, and with options, swaps and NDFs.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

19.	Other operating revenues (expenses), net

	Parent company		Consolidated
	04/01/10 to 06/30/10	04/01/09 to 06/30/09	04/01/10 to 06/30/10	04/01/09 to 06/30/09
Capital gains from disposal of equity interests, net of losses	-	-	-	93,097
Losses from business combinations	-	-	-	(28,138)
Constitution of provision for judicial demands	(3,488)	(592)	(10,656)	(2,890)
Gain with port transactions	28	1,676	4,404	5,648
Other revenues (expenses), net	(1,157)	1,939	3,923	4,767
	(4,617)	3,615	(2,329)	72,484

20.	Financial instruments

a)   Risk management

The Company and its subsidiaries are exposed to market risks, especially related to volatility in the price of sugar and volatility in foreign exchange rates. The engagement of financial instruments for hedge purposes is carried out based on the analysis of the risk exposures that management intends to assume.

As of June 30, 2010 and March 31, 2010, the fair values related to the transactions with derivative financial instruments for hedge purposes or other purposes were stated at fair value based on the prices exercised in the active markets or cash flows discounted based on the market curves and were presented as follows:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

a)	Risk management (Continued)

	Parent company y				Consolidated
	Reference value (R$ thousand)		Fair value (R$ thousand)		Reference value (R$ thousand)		Fair value (R$ thousand)
	06/30/10	03/31/10	06/30/10	03/31/10	06/30/10	03/31/10	06/30/10	03/31/10
Price risk
Good derivatives
Futures contracts	1,097,468	1,177,437	47,734	112,382	1,097,468	1,177,437	47,734	112,382
Options contracts	40,372	1,074,579	(3,298)	(11,730)	40,372	1,074,579	(3,298)	(11,730)
Swap contracts	-	100,794	-	1,081	-	100,794	-	1,081
			44,436	101,733			44,436	101,733

Exchange rate risk
Exchange rate derivatives
Futures contracts	571,660	2,103,056	2,768	471	571,660	2,103,056	2,768	471
Term contracts	1,235,111	957,149	50,259	36,559	1.235,111	957,149	50,259	36,559
Options contracts	934,502	671,502	11,102	15,719	934,502	671,502	11,102	15,719
Swap contracts	322,023	322,023	4,260	7,463	322,023	322,023	-	-
			68,389	60,212			64,129	52,749

Interest rate risk
Interest derivatives	518,790	518,790	(1,495)	(624)	518,790	518,790	(1,495)	(624)
			(1,495)	(624)			(1,495)	(624)
TOTAL			111,330	161,321			107,070	153,858
Total assets			148,767	238,024			144,507	230.561
Total liabilities			(37,437)	(76,703)			(37,437)	(76.703)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

b)	Price risk

Price risk results from the variation on the market prices of the products sold by the Company, mainly sugar #11 and #5 or white sugar. These price variations may significantly affect the Company’s revenues. In order to mitigate this risk, the Company continuously monitors the market transactions, in order to determine in advance the price variations. The table below shows the consolidated derivative financial instruments transactions to cover the commodities price risk:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

b)	Price risk (Continued)

Risk price : good derivatives outstanding on June 30, 2010
Derivatives	Purchased / sold	Market	Agreement	Maturity date	Reference value	Fair value
					(R$ thousand)	(R$ thousand)

Balance of derivative financial instruments allocated for hedge accounting purposes

Swap	Sold	OTC	#11	Sep/10	163,446	29,901
Futures	Sold	NYBOT	#11	Sep/10	149,198	12,717
Futures	Sold	NYBOT	#11	Feb/11	123,141	4,019
Futures	Sold	NYBOT	#11	Apr/11	41,602	4,144
Futures	Sold	NYBOT	#11	Jun/11	155,670	3,864
Futures	Sold	NYBOT	#11	Sep/11	94,189	40
						54,685

Balance of derivative financial instruments not allocated for hedge accounting purposes

Futures	Sold	LIFFE	White Sugar	Jul/10	25.915	(2,807)
Futures	Sold	LIFFE	White Sugar	Sep/10	19.568	1,180
Futures	Sold	NYBOT	#11	Sep/10	161.012	18,397
						16,769

Futures	Purchased	NYBOT	#11	Sep/10	(7.612)	133
Futures	Purchased	NYBOT	#11	Feb/11	(145.014)	(23,686)
Futures	Purchased	NYBOT	#11	Apr/11	(3.477)	(143)
Futures	Purchased	NYBOT	#11	Jun/11	(3.371)	(158)
						(23,854)

Futures	Purchased	NYMEX	HO	Jul/10	(4.254)	133
						133

Call	Purchased	OTC	#11	Sep/10	(4.193)	139
Call	Purchased	OTC	#11	Sep/10	(4.432)
						139
						278

Call	Sold	NYBOT/OTC	#11	Sep/10	7.716	(1,129)
Call	Sold	NYBOT/OTC	#11	Sep/10	6.726	(792)
Call	Sold	NYBOT/OTC	#11	Feb/11	5.444	(1,318)
Call	Sold	NYBOT	#11	Feb/11	812	(248)
Call	Sold	NYBOT	#11	Feb/11	289	(89)
						(3,577)

Put	Purchased	NYBOT/OTC	#11	Set/10	6.771	5,086
Put	Purchased	NYBOT/OTC	#11	Set/10	2.364	1,900
						6,986
Put	Sold	NYBOT/OTC	#11	Set/10	(1.475)	(5,086)
Put	Sold	NYBOT/OTC	#11	Set/10	(148)	(1,900)
						(6,986)

Total goods						44,435

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

c)	Foreign exchange risk

Foreign exchange risk results from the possible variations on foreign exchange rates adopted by the Company as regards to its revenues from exports, imports, debt flows and other assets and liabilities denominated in foreign currency. The Company adopts derivative transactions to manage the cash flow risks resulting from the export revenues denominated in US dollars, net of the other cash flows also denominated in foreign currency. The table below shows the outstanding consolidated positions, as of June 30, 2010, of the derivatives adopted to hedge the foreign exchange risks:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

Foreign exchange rate risk : foreign exchange derivatives on June 30, 2010
Derivatives	Purchased / Sold	Market	Contract	Term	Reference value	Fair value
					(R$ thousand)	(R$ thousand)

Balance of derivative financial instruments allocated for hedge accounting purposes

Term	Sold	OTC/Cetip	NDF	Jul/10	96,800	6,250
Term	Sold	OTC/Cetip	NDF	Aug/10	143,738	6,829
Term	Sold	OTC/Cetip	NDF	Sep/10	10,160	949
Term	Sold	OTC/Cetip	NDF	Sep/10	46,184	3,808
Term	Sold	OTC/Cetip	NDF	Oct/10	147,454	10,526
Term	Sold	OTC/Cetip	NDF	Dec/10	95,625	2,297
Term	Sold	OTC/Cetip	NDF	Jan/11	89,460	4,510
Term	Sold	OTC/Cetip	NDF	May/11	141,281	4,087
Term	Sold	OTC/Cetip	NDF	Jul/11	99,300	733
Term	Sold	OTC/Cetip	NDF	Aug/11	103,750	4,002
Term	Sold	OTC/Cetip	NDF	Oct/11	261,360	6,268
						50,259

Balance of derivative financial instruments not allocated for hedge accounting purposes

Futures	Sold	BMFBovespa	Commercial dollar	Aug/10	275,412	1,032
Futures	Sold	BMFBovespa	Commercial dollar	Dec/10	129,182	795
Futures	Sold	BMFBovespa	Commercial dollar	Jul/11	340,953	2,121
Futures	Sold	BMFBovespa	Commercial dollar	Aug/11	78,520	486
Futures	Sold	BMFBovespa	Euro	Jul/10	15,213	(7)
						4,427

Futures	Purchased	BMFBovespa	Commercial dollar	Dec/10	(92,273)	(568)
Futures	Purchased	BMFBovespa	Commercial dollar	Jul/11	(175,347)	(1,091)
						(1,659)

Put Onshore	Purchased	BMFBovespa	Commercial dollar	Oct/10	875,000	9,716
Put Offshore	Purchased	OTC	Commercial dollar	Feb/11	42,782	763
Put Offshore	Purchased	OTC	Commercial dollar	Feb/11	16,720	623
						11,102
Total export foreign exchange transactions						64,130
Swap	Purchased	OTC/Cetip	Dollar/DI		322.023	4,260
Swap	Sold	OTC/Cetip	Dollar/DI		(322.023)	(4,260)
Total foreign exchange transactions						64,130

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

At June 30, 2010 and March 31, 2010, the Company and its subsidiaries presented the following net balance sheet exposure to US dollar:

	Consolidated
	06/30/10		03/31/10
	R$	US$ (in thousand)	R$	US$ (in thousand)
Amounts pending foreign exchange closing	44,868	24,906	127,755	71,732
Overnight	50,900	28,254	50,470	28,338
Trade notes receivable – foreign	127,370	70,702	148,655	83,467
Senior Notes due in 2014	(653,653)	(362,838)	(631,246)	(354,433)
Senior Notes due in 2017	(741,477)	(411,589)	(720,573)	(404,589)
Perpetual bonds	(820,229)	(455,303)	(810,896)	(455,304)
Other foreign currency-denominated loans	(366,273)	(203,316)	(479,206)	(269,066)
Export pre payments	(899,110)	(499,090)	(980,533)	(550,552)
Restricted cash	51,274	28,462	44,972	25,251
Foreign exchange exposure, net	(3,206,330)	1,779,812	(3,250,602)	(1,825,156)

d)	Hedge accounting effects

The Company determined its hedge accounting transactions for derivative financial instruments allocated to hedge the cash flows from VHP sugar export revenues, considering: (i) hedge classification; (ii) purpose and strategy to manage the Company’s risk in connection with the adoption of the hedge transactions; (iii) identification of the financial instrument; (iv) purpose or covered transaction; (v) nature of the risk to be covered; (vi) description of the coverage relationship; (vii) description of the relationship between the hedge and the coverage purpose; and (viii) prospective and retrospective hedge effectiveness. The Company allocated the derivative financial instruments of Sugar#11 (NYBOT or OTC) to cover the price risks and Non-Deliverable Forward (NDF) to cover the foreign exchange risks, as referred to in items (b) and (c) of this note.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

d)	Hedge accounting effects (Continued)

The Company recorded the gains and losses considered as effective for hedge accounting purposes in a specific account in shareholder’s equity, until the time the hedged item affects the net income for the year; in this case, the gain or loss of each instrument must be recorded in the net income for the year under the same account of the hedged item (in this case, sales revenues). As of June 30, 2010, the effects recorded in shareholders’ equity and estimated realizable net income are as follows:

			Realizable year
Derivative	Market	Risk	2010/2011	2011/2012	Total

Futures	OTC / NYBOT	#11	6.623	5.919	12.542
NDF	OTC/Cetip	USD	5.819	11.855	17.674
(-) Deferred tax			(4.230)	(6.043)	(10.273)
Total			8.212	11.731	19.943

During the period, the statement of income was not affected due to the transactions which were not allocated for hedge accounting purposes. Moreover, the Company recorded gains in the amount of R$385 related to the non-effective portions for hedge accounting purposes in the quarter ended June 30, 2010.

Equity value adjustments	04/01/10 to 06/30/10
Cash flow hedge
Gains/(losses) for the period
Futures contracts and commodities swap	11.560
Forward foreign exchange contracts (NDF)	17.675
Adjustments to reclassification of losses/(gains) included in the statement of
income for the period (sales revenues)	982
Total effects in equity adjustments from cash flow
hedge (before differed IR/CS)	30.216
Effects of differed IR/CS on the equity adjustments	(10.274)
19.943

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

e)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. The table below shows the consolidated positions of the derivative financial instruments to cover the foreign exchange rate risk, which instruments were not allocated for hedge accounting purposes:

Price risk : interest derivatives outstanding on June 30, 2010
Derivatives	Purchased / Sold	Market	Contract	Term	Number of agreements	Strike	Average price	Fair value	Notional	Notional	Fair value
									(thousand)	(R$ thousand)	(R$ thousand)
Swap	Purchased	OTC/Cetip	Fix / Libor 3 Month		1	-	1.199% / Libor 3 Month		USD 300,000	518,790	(1,495)
										518,790	(1,495)

f)	Credit risk

A significant portion of sales made by the Company and its subsidiaries is for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains.

Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is substantially covered by the allowance for doubtful accounts.

The Company carries out good derivative transactions in the futures and options markets at the stock exchanges of New York (NYBOT) and London (LIFFE), as well as in the over-the-counter market with selected counterparts. The Company carries out foreign exchange derivative transactions at BM&F Bovespa and over-the-counter agreements registered with CETIP with Goldman Sachs & Co, Banco Barclays S.A., BNP Paribas Commodity Futures Ltd., Newedge LLC, Macquarie Bank Ltd., ADM Investors Services International Limited (Hencorp), Prudential Bache Commodities LLC, Natixis Commodity Markets Ltd., Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. and Banco BTG Pactual S.A.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

f)	Credit risk (Continued)

Guarantee margins – The derivative transactions carried out in stock exchanges (NYBOT, LIFFE and BM&F Bovespa) require an initial margin for guarantee purposes. The brokers with which the Company trades at such stock exchanges offer credit limits to these margins. As of June 30, 2010, the total credit limit considered for initial margin is R$54,827 (R$68,646 as of March 31, 2010). In order to trade at BM&F Bovespa, the Company counted with, as of June 30, 2010, R$96,043 (R$83,042 as of March 31, 2010) through the Settlement Guarantee provided by a first-class bank. The derivative transactions carried out by the Company in the over-the-counter market do not require guarantee margins.

g)	Debt acceleration risk

As of June 30, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

h)	Market values

As of June 30, 2010, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated quarterly information, due to their short-term nature.

The fair value of the Senior Notes maturing in 2014 and 2017, as described in Note 13, according to their market value, were 113.60% and 105.0%, respectively, of their face value at June 30, 2010.

The fair value of Perpetual Notes as described in Note 13, according to its market value, was 99.25% of its face value at June 30, 2010.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the quarterly information considering that such instruments are subject to variable interest rates.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

20.	Financial instruments (Continued)

i)	Sensitivity analysis

Pursuant to CVM Rule Nº 475 issued on December 17, 2008, following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for the Sensitivity Analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s derivative financial instruments. The definition of the probable scenario included the market data at June 30, 2010, the same one which determine the fair value of the derivatives at that date and therefore there are no differences in relation to the fair value of the derivative financial instruments. The possible adverse and remote scenarios were established in view of adverse impacts of 25% and 50% on the curves in the prices of the U.S. dollar and sugar:

Sensitivity Exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial derivatives:

		Effects on net income
	Risk factor	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
Price risk
Goods derivatives
Futures contracts:
Sale commitments	Sugar price spike	71,454	(215,516)	(431,032)
Purchase commitments	Sugar price decline	(23,854)	(44,440)	(89,013)
Options:
Put	Sugar price spike	278	(272)	(278)
Call	Sugar price spike	(3,577)	(15,103)	(45,568)
Call - sold	Sugar price decline	6,986	(4,957)	(6,507)
Swap contracts	Sugar price decline	(6,986)	(10,767)	(25,414)

Exchange rate risk
Exchange rate derivatives
Futures contracts:
Sale commitments	R$/US$ exchange rate appreciation	4,427	(208,440)	(348,810)
Purchase commitments	R$/US$ exchange rate depreciation	(1,659)	(66,635)	(135,327)
Forward contract:
Sale commitments	R$/US$ exchange rate appreciation	50,259	(295,116)	(573,091)
Option:
Call - purchased	R$/US$ exchange rate appreciation	11,102	(11,088)	(11,102)
Interest rate risk
Interest derivatives
Swap contracts	Libor curve decline	(1,495)	(1,522)	(3,050)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

21.	Insurance

At June 30, 2010, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for specific buildings, equipment, facilities and machinery.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

The scope of our independent auditors work did not include an opinion on the sufficiency of the insurance coverage, which, as determined by the Company management, was considered sufficient to cover any claims.

22.	Stock option plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4.302.780 common shares to be issued by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement.

On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

On August 7, 2009, the Board of Directors approved an additional distribution of stock options, with no vesting period, corresponding to 165,657 common shares to be issued or purchased by the Company, following a change in the management members.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

22.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over one year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date.

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

At June 30, 2010 options equivalent to 653,976 common shares were not exercised.

Until June 30, 2010, all stock option exercises were settled through the issuance of new common shares. Should the remaining options also be exercised through the issuance of new common shares, the current shareholders’ interest would be reduced by 0.16% after exercising all remaining options.

At June 30, 2010, R$2,450 regarding the unrecognized remuneration cost of stock options will be recognized within nearly three months (R$2,960 as of March 31, 2010, with a deadline of nearly 6 months).

23.	Pension plan

Previd Exxon - Sociedade de Previdência Privada, a closed-ended supplementary pension entity sponsored by Cosan CL, set up on December 23, 1980, engaged mainly in the supplementation of benefits within certain limits set in its formation deed, to which all employees of the sponsor and their beneficiaries are entitled as social security insured workers.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

23.	Pension plan (Continued)

Actuarial liability related to Previd Exxon was determined as set forth in NPC 26 issued by IBRACON and is recorded under non-current liabilities, as of June 30, 2010, in the amount of R$59,774 (R$61,788 as of March 31, 2010).

As of the quarter ended June 30, 2010, the contributions to Previd Exxon – Sociedade de Previdência Privada totaled R$1,668.

24.	Information per segment (consolidated)

a)	Information per segment

The information per segment is based on the information used by Cosan’s management to evaluate the performance of the operational segments and take the decisions related to the investment of the financial resources. The Company has three segments: (i) sugar and ethanol (products resulting from the “CAA” activities; (ii) distribution of fuel and lubricants (activities performed by “CCL”); and (iii) logistics (operations performed by the indirect subsidiary “RUMO”). Each segment is administered individually in order to facilitate the understanding of the clients from different segments. The operational assets related to these segments are located solely in Brazil.

The following is a description of the Company’s operational segments.

The CAA segment’s main activities are the production and sale of a number of sugarcane byproducts, including the VHP sugar, ethanol, fuel, anhydride and hydrated ethanol. This segment also includes the activities related to the co-generation of power as from the sugarcane bagasse.

The CCL segment includes the distribution and sale of fuel and lubricants, mainly through the Esso chain located throughout Brazil, as well as convenience stores.

The RUMO segment includes the rendering of logistics services in the sugar transportation, storage and port activities, both to the CAA segment and third parties.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

24.	Information per segment (consolidated) (Continued)

a)	Information per segment (Continued)

The information selected from statement of income and assets per segment, which information was measured in accordance with the same accounting practices adopted in the preparation of the consolidated quarterly information, is as follows:

	June 30, 2010
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Balance sheet
Property, plant and equipment	5,076,676	345,172	414,191	-	5,836,039
Intangible assets	1,441,150	1,406,421	73,668	-	2,921,239
Financial debt, net	(4,359,675)	(402,847)	(148,002)	-	(4,910,524)
Other assets and liabilities, net	3,009,415	533,577	(43,911)	(2,157,185)	1,341,896

Total assets (net of liabilities) allocated per segment (1)	5,167,566	1,882,323	295,946	(2,157,185)	5,188,650

	March 31, 2010
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Balance sheet
Property, plant and equipment	4,910,863	356,170	294,032	-	5,561,065
Intangible assets	1,452,393	1,379,769	69,146	-	2,901,308
Financial debt, net	(4,113,669)	(433,238)	(106,501)	-	(4,653,408)
Other assets and liabilities, net	2,872,831	544,460	14,405	(2,083,080)	1,348,616

Total assets (net of liabilities) allocated per segment (1)	5,122,418	1,847,161	271,082	(2,083,080)	5,157,581

(1)	Comprising shareholders’ equity and minority interest.

	June 30, 2010
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated

Net income for the period (3 months)
Net operational revenues	1,273,643	2,781,626	105,372	(161,019)	3,999,622
Gross profit	263,533	205,849	32,928	4,253	506,563
Sales, general and administrative expenses	(193,144)	(133,485)	(8,035)	(751)	(335,415)
Operational results (2)	70,389	72,364	24,893	3,502	171,148
Other operational revenues (expenses), net	(2,278)	(4,480)	7,544	(3,115)	(2,329)
Other selected information
Additions to property, plant and equipment and intangible assets	461,622	14,850	123,932	-	600,404
Depreciation and amortization	169,169	16,249	3,773	-	189,191

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

24.	Information per segment (consolidated) (Continued)

a)	Information per segment (Continued)

	June 30, 2009
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Net income for the period (3 months)
Net operational revenues	1,205,209	2,444,717	39,255	(123,078)	3,566,103
Gross profit	171,930	186,975	12,885	(4,105)	367,685
Sales, general and administrative expenses	(188,825)	(110,692)	(3,443)	4,105	(298,855)
Operational results (2)	(16,895)	76,283	9,442	-	68,830
Other operational revenues (expenses), net	65,978	702	5,804	-	72,484
Other selected information
Additions to property, plant and equipment and intangible assets	408,382	11,529	707	-	420,618
Depreciation and amortization	157,235	8,941	3,741	-	169,917

(1)	Comprising gross profit less sales, general and administrative expenses.

b)	Sales revenues per segment

	06/30/2010	06/30/2009
CAA
Sugar	829,331	651,046
Ethanol	356,853	479,464
Co-generation	55,372	29,405
Other	32,087	45,294
	1,273,643	1,205,209
CCL
Fuel	2,559,103	2,275,514
Lubricants	201,658	150,372
Other	20,865	18,831
	2,781,626	2,444,717
Rumo
Addition	35,016	38,175
Freight	70,356	1,080
	105,372	39,255

Adjustments and exclusions	(161,019)	(123,078)
	3,999,622	3,566,103

c)	Sales revenues per region

During the quarters ended June 30, 2010 and 2009, sales revenues per region, in percentages, were as follows:

	06/30/2010	06/30/2009
Brazil	69.27%	54.35%
Europe	26.82%	35.34%
Middle East and Asia	2.12%	1.95%
North America	0.37%	6.17%
Latin America (others, except Brazil)	0.07%	2.19%
Others	1.35%	-
Total	100.00%	100.00%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

24.	Information per segment (consolidated) (Continued)

d)	Main clients

CAA

Sales from this segment are relatively diluted, with solely one client representing more than 10% of the total sales of this segment for the quarters ended June 30, 2010 and 2009: SUCDEN Group, with 26.6% and 33.0% of sales, respectively.

CCL

Sales from this segment are highly diluted, without specific clients or economic groups representing 10% or more of the sales in this segment.

RUMO

For the quarters ended June 30, 2010 and 2009, 42.7% and 34.9%, respectively, of the sales of this segment were directed to the CAA segment. Moreover, during the same periods, such segment had two clients with revenues greater than 10% of the total, being (i) SUCDEN Group, representing 17.0% (21.0% as of June 30, 2009) and (ii) ED & F MAN Brasil S.A., representing 22.6% (zero as of June 30, 2009).

25.	Subsequent events

Subscription Agreement due to capital increase in Rumo Logística S.A. (“Rumo”)

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. (“Novo Rumo”) entered into a Subscription Agreement in connection with the investments administered by TPG Capital e Gávea Investimentos (“Investors”). The investment will take place upon the capital increase in the amount of R$400,000, to be paid into equal installments by the Investors.

Such agreement is subject to certain precedent conditions, which conditions must be complied up to September 30, 2010. Upon closing of transactions, the Investors must subscribe the shares and perform the capital contribution, as well as enter into a shareholders’ agreement. The Company holds, directly and indirectly, 92.9% of Rumo and, upon acquisition, will hold 69.7% of Rumo.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the Quarterly Financial Statements (Continued)
June 31, 2010 and 2009
(In thousands of reais)

25.	Subsequent events (Continued)

Company’s capital increase

On July 29, 2010, the Board of Directors’ Meeting approved the capital increase, in the amount of R$2,748, in the context of the “Company’s Stock Option Plan”, upon the issuance of 449,819 new nominative and book-entry common shares, with no par value, based on the exercise of such option by the eligible executive officers, at the issuance price of R$6.11 per share. Due to the issuance of new shares, the Company’s capital stock increased to R$4,690,575, represented by 407,010,196 nominative and book-entry common shares, with no par value.

Approval of dividends above the minimum mandatory dividends

On July 30, 2010, the Ordinary General Meeting approved the distribution of dividends above the minimum mandatory dividends, in the amount of R$83,431, totaling R$200,000 of dividends to be paid on August 30, 2010.

BNDES financing

On August 4, 2010, BNDES approved a credit line on behalf of the indirect subsidiary Rumo, through its subsidiary Cosan Operadora Portuária S.A. (“Portuária”), in the amount of R$614,000, for investments to be performed by Portuária in the railway complex under the concession of the companies controlled by ALL – America Latina Logística S.A. and in the construction of a logistic terminal in the region of Itirapina-SP. Such credit line will be subject to annual interest of 1.92% plus TJLP, to be paid in up to 12 years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 23, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer